11/13.

03037512

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hawkeye Gold & Diamond

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2435 FISCAL YEAR 5-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT: 11/18/03

03 NOV 13 AM 7:21

82-2435

ARLS
5-31-03

HAWKEYE
GOLD & DIAMOND INC.

2003 Annual General Meeting Material
Year End Audited Financial Statements – May 31, 2003
Notes to Audited Financial Statements – May 31, 2003
Schedule B (Supplementary Information)
Schedule C (Management Discussion and Analysis)

HAWKEYE
GOLD & DIAMOND INC.

October 17, 2003

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, British Columbia, Canada
V7Y 1L2

Attention: **British Columbia Securities Commission**

To whom it may concern:

RE: **HAWKEYE GOLD & DIAMOND INC. (the "Company")**
- 2003 Annual General Meeting Material and Audited Financial Statements -

Please accept this letter as confirmation that the following documents have been mailed to our shareholders:

A] *Directors' Report to Shareholders;*

B] *Notice of Annual General Meeting and Information Circular;*

C] *BC FORM 51-901F;*

D] *Auditors' Report;*

E] *The Company's May 31, 2003 Audited Financial Statements including Notes to the Consolidated Financial Statements; and*

F] *Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) for the Company's 4th quarter and current year ended May 31, 2003.*

If you have any questions feel free to contact the undersigned.

Thank you.

Sincerely,

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

HAWKEYE
GOLD & DIAMOND INC.

DIRECTORS' REPORT

FOR THE YEAR ENDING MAY 31, 2003

TSX Venture Exchange Listed - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

This Directors' Report is a discussion of material changes that affected HAWKEYE Gold & Diamond Inc. (formerly HAWKEYE Gold International Inc.) (the "Company", the "Issuer", or "HAWKEYE") during its current fiscal year, June 1, 2002 to May 31, 2003 (the "fiscal year" or the "current year") and, when applicable, material changes that impacted the Company subsequent to its year end and to the date of this report, October 8, 2003 (the "post year-end period"). Attached to this Directors' Report is the Company's Notice of Annual General Meeting, Information Circular, BC FORM 51-901F, Auditors' Report including our year-end Audited Consolidated Financial Statements and Notes to the Consolidated Financial Statements, Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis). These documents are being forwarded to you in connection with HAWKEYE's 2003 Annual General Meeting to be held on Tuesday, the 18th day of November, 2003, at 10:00 a.m., in Vancouver, British Columbia, Canada. We recommend that you read this report in its entirety. Important information regarding corporate developments and changes to your Company's structure, management, financial health, short and long terms goals and issues to be voted upon at our upcoming Annual General Meeting are discussed in detail.

During the Company's fourth quarter and year ended May 31, 2003, the board of directors of the Company decided to proceed with the share consolidation and name change as approved by shareholders of the Company at its AGM held on November 15, 2002. On May 28, 2003, the Company received TSX Venture Exchange approval to consolidate its shares on a one-new-for-4-old basis (1:4) and to change its name to HAWKEYE GOLD & DIAMOND INC. Effective at the opening of trading on May 29, 2003, the TSX Venture Exchange halted and de-listed the common shares of HAWKEYE GOLD INTERNATIONAL INC. and re-called the Company for trading under its new name HAWKEYE GOLD & DIAMOND INC. and changed its trading symbol from HGO to HKO and its Cusip number from 42016T 10 0 to 42016R 10 4.

The Company's capitalization was increased to 100,000,000 common shares with no par value of which 3,493,802 common shares were issued and outstanding as at the end of the year ended May 31, 2003.

Accordingly, except where indicated, all share capital, stock options and convertible securities in this Schedule "C" have been stated on a post-consolidation basis to give effect to the 1:4 share consolidation. Also, throughout this report, there are discussions regarding HAWKEYE's stock prices and volumes, in which, reference to stock prices and volumes prior to May 31, 2003 have been stated on a pre-consolidation basis and stock prices and volumes subsequent to May 31, 2003 to the date of this report are stated on a post-consolidation basis.

During the current fiscal year, the Company acquired options to purchase varying interests in four gold prospects known as the Dixie-Bell, Dedee-Rhode, Baird-Madsen and Swain Lake properties situated in the Red Lake and Birch Uchi greenstone belt located in the prolific Red Lake mining district of northwest Ontario, Canada.

During the Company's fourth quarter and year ended May 31, 2003, the Company acquired the right to earn a 100% interest in the Dedee Rhode and Dixie Bell claim blocks, which fall under a single vend-in agreement, by paying staking costs totaling $5,355, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 25,000 common shares over three years (12,500 during the first year) and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% NSR in favour of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production. The Company will be the operator in respect of work programs. Regulatory approval for the Dedee Rhode and Dixie Bell Property acquisition was obtained from the TSX on April 29, 2003 (the "Acceptance Date").

To date, HAWKEYE has paid for the staking costs by paying $5,355, made its first cash payment for $2,500 and issued the first traunch of 6,250 common shares to the vendor of the property. The Company will need to make additional payments of $5,000, issue 6,250 common shares not later than the first anniversary of the Effective Date and expend $12,000 for work programs on the property within one year next following the Acceptance Date to keep the claims in good standing. Further payments totaling $68,000 and the issuance of 12,500 common shares will have to be made over the following three years for the Company to earn its 100% interest

As discussed above, during the Issuer's fourth quarter and year ended May 31, 2003, the Company incurred $5,355 in exploration expenditures for staking costs and $4,000 for acquisition costs for the Dedee Rhode and Dixie Bell Claims.

During the Company's fourth quarter ended May 31, 2003, the TSX Venture Exchange accepted for filing documentation relating to an option agreement dated April 9, 2003, between the Company and CanAlaska Ventures Ltd. ("CanAlaska") whereby the Company can acquire a 50% interest in two properties known as the Baird-Madsen Claims and the Swain Lake Claims located in the Red Lake and Birch Uchi greenstone belts of Ontario in consideration of cash payments totaling $180,000 over four years, issuing 150,000 common shares over the same four-year period, and incurring exploration expenses totaling $725,000 before the third anniversary. One-half of the consideration is applicable to each of the two properties. Both properties are subject to a 1.5% net smelter return.

During the Issuer's fourth quarter, the Company issued the first 12,500 common shares toward the exercise of its option on each of the properties, for a total of 25,000 common shares.

During the Issuer's fourth quarter and year ended May 31, 2003, the Company incurred $nil in exploration expenditures and $6,000 for acquisition costs on the Baird-Madsen and Swain Lake Claims.

Subsequent to year-end, this option agreement was terminated (see page 5 of this report for further details).

During the fiscal year ended May 31, 2003, the Company incurred gross exploration expenditures of $471,444 during June and July of 2002 for work programs performed over the YANKEE Property which included ground geophysical surveys over five lake-based targets and a 600 metre drill program to test these targets.

Drilling results were disappointing. HAWKEYE drilled a total of four holes to test the I16, I16 West, A5 South and PAR 14 geophysical anomalies, all of which are located within the northern one-third of the YANKEE claim block. Two of the three lake based targets, which are magnetic highs, were drilled before ice breakup. The third hole (A5 South) was incomplete due to deteriorating ice conditions and was terminated approximately 50 metres short of its intended target which is a magnetic low anomaly. None of the holes encountered kimberlite or diamonds.

On the anniversary date of the Claims, December 1, 2002, the bottom 2/3 of the YANKEE Property became unprotected due to insufficient work expenditures being incurred over all 26 claims of the property. To protect these Claims for another year, the Company and Diamonds North had to post an additional bond and pay filing fees totaling approximately $39,000. During 2003, the Company and Diamonds North both decided not to post bond with the NMRO to protect the bottom 2/3 of the YANKEE Property. A total of 13 claims were allowed to lapse, reducing the total number of acres of the YANKEE Property from 63,824 acres comprising of 26 claims to 30,252 acres comprising 13 claims. Due to exploration expenditures incurred on the Property during the current year, the remaining 13 claims anniversary dates have been extended to varying dates ranging from December 1, 2003 to December 1, 2009. The new anniversary dates and reduction in the acreage size of the YANKEE Property is subject to NMRO approval of the most recent work filing with the NMRO for property assessment purposes.

By an agreement dated April 25, 2003, the Company and Diamonds North agreed to settle property interest, debt and all other outstanding issues relating to the Yankee Property by the Company agreeing to reduce its interest in the YANKEE Property from a 33 1/3% participating interest to a 10% carried interest until May 31, 2004 on any claims surviving that date. On June 1, 2004, the Company's 10% carried interest will be converted automatically into a 10% working interest and will be subject to dilution. In consideration, amongst other issues, Diamonds North agreed to release the Company of and from all indebtedness it may have had to Diamonds North relating to the YANKEE Property and both companies agreed to release each other from all obligations, errors and omissions in existence relating to all agreements of the YANKEE Property.

During the current year under review, the Company incurred $Nil in deferred exploration expenditures and $Nil during the same period of the previous year on its CEO claims. As at May 31, 2003 and May 31, 2002 deferred exploration expenditures incurred on the CEO Claims totaled $199,053 (excluding acquisition costs).

During the current year under review the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales. During the current year ended May 31, 2003, the Company incurred an operating loss of $313,878 compared to the total loss for the year of $361,107, or $0.10 per share, due to the write-down of the Baird Madsen and Swain Lake mineral claims ($6,000) (discussed below)) and the write off of claim assessment filing fees relating to the YANKEE Property ($41,229). In comparison, the Company incurred an operating and operating total loss of $278,448 or $0.14 per share for the year ended May 31, 2002. The $361,107 loss for the year increased the Company's deficit from $4,962,259 at May 31, 2002 to $5,323,366 at May 31, 2003 for an operating and total loss of $0.10 per share compared to $0.14 per share at May 31, 2002.

During the Issuer's current year ended May 31, 2003, the Company incurred a total of $476,800 in deferred resource property expenditures in connection with ground geophysical surveys and a 615 metre drill program performed on the YANKEE Property ($471,444) and for staking costs in connection with the acquisition of the Dixie Bell and Dedee Rhode Claims ($5,356).

During the year ended May 31, 2003, the Company incurred acquisition costs totaling $10,000. These acquisition costs were related to the acquisition of the Dedee Rhode and Dixie Bell claims ($2,000 each) and the Baird-Madsen and Swain Lake claims ($3,000 each), for a total of $10,000.

During the year ended May 31, 2003, the Company wrote off a total of $6,000. The write off of $6,000 was related to the abandonment of the Baird-Madsen and Swain Lake claims ($3,000 each) which occurred subsequent to year end and is discussed in further detail later on in this report.

During the year ended May 31, 2003, G/A expenses totaled $313,878. Material expenditures (greater than 20% of total expenses) incurred during the year under review consisted of wages and benefits totaling $65,640. Please refer to the Expenses category in the "Consolidated Statements of Loss and Deficit" section of our May 31, 2003 audited consolidated financial statements attached hereto for a detailed breakdown of all expenses.

During the year, the Company issued a total of 31,250 common shares in the capital of the Company in connection with two property payments. There were no common shares issued from treasury during the year for financing purposes.

During the year, the Company granted 133,750 incentive stock options to consultants of the Company and 25,500 incentive stock options to directors of the Company, for a total of 159,250 stock options. Also, 62,500 incentive stock options were cancelled due to the resignation of Mr. Derek Huston from his post in Corporate Finance.

During the year ended May 31, 2003, a total of 1,844,269 share purchase warrants expired, unexercised, at varying prices between $0.60 and $1.08 per share.

During the first quarter of the year under review, Mr. Derek Huston agreed to join the Company's management team as V.P. Corporate Finance. On May 30, 2003, by mutual agreement between Mr. Huston and the Company, Mr. Huston agreed to resign his post in Corporate Finance. The Company wishes Mr. Huston all the best in his future business endeavours and thanks him for his support during his term.

During the fiscal year ended May 31, 2003, approximately 12,577,664 shares in the capital of the Company traded investors' hands compared to approximately 6,150,000 shares during the previous year ended May 31, 2002. During the current year, HAWKEYE's shares traded as high as $0.15 and as low as $0.01. In comparison, the Issuer's shares traded as high as $0.28 and as low as $0.10 during the previous year ended May 31, 2002. The Company's shares closed at a price of $0.035 on May 31, 2003 compared to $0.15 on May 31, 2002.

Subsequent to the Issuer's year ended May 31, 2003 and to the date of this report, October 8, 2003, (the "post year-end period") the following developments affected your Company:

During the post year-end period, the Company issued a total of 1,437,000 common shares from treasury in connection with two private placements for 750,000 Units and 662,000 Units (discussed below) raising the Company a total of $161,000 and by issuing 25,000 common shares to CanAlaska for a property payment for the Baird-Madsen and Swain Lake Properties. As discussed below, these properties have been terminated subsequent to year end.

As discussed above, the Company completed two private placements during the post year-end period by announcing on May 21, 2003, that it had arranged for a private placement of 1,000,000 Units at a price of

$0.10 per share, for gross proceeds of $100,000 (Cdn). The private placement closed on June 20, 2003 by the Company issuing 750,000 Units at a price of $0.10 per share, for gross proceeds of $75,000 (Cdn).

Each Unit for this private placement consists of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital the Company at the price of $0.12 per share until December 20, 2003 and $0.20 until June 20, 2005.

On September 4, 2003, the Company announced that it had arranged for its second post year end non-brokered private placement for 576,923 Units at a price of $0.13 per share, raising gross proceeds of $75,000. The private placement closed on October 1, 2003 by the Company issuing 662,000 Units at a price of $0.13 per share, for gross proceeds of $86,000 (Cdn).

Each unit for this private placement consists of one common share in the capital of the Company and one common share purchase warrant, exercisable until October 1, 2005, which will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share.

During the post year-end review period, 1,412,000 warrants were issued in connection with the two abovementioned private placements and 319,231 share purchase warrants of the Company, with exercise prices ranging from $0.68 per share to $0.84 per share, expired, unexercised.

During the post year-end review period the TSX Venture Exchange granted the Company approval to reduce the exercise price for 283,521 share purchase options currently held by insiders, employees and consultants of the Company from varying prices between $0.40 and $0.80 per share to $0.15 per share. The Company received disinterested shareholder approval for the amendment to the exercise price of outstanding options held by insiders at its last Annual General Meeting held on November 15, 2002.

During the post year-end period, the Company also announced that it had granted incentive stock options exercisable for five years to purchase up to 209,000 shares of the Company for $0.15 each to insiders, employees and consultants of the Company. The Company received shareholder approval for its stock option plan allowing for the granting of these incentive stock options at its last Annual General Meeting held on November 15, 2002. As at the date of this report, October 8, 2003, the Company had not received TSX Venture Exchange approval for the granting of these incentive stock options.

As discussed above, under the terms of the option agreement between the Company and CanAlaska dated April 9, 2003, the Company was required to advance $37,500 to CanAlaska for each of the Baird-Madsen Claims and Swain Lake Claims, in respect of Year 1 expenditures, by July 15, 2003. The Company did not fulfill this requirement and, as a result, the option agreement was terminated. Accordingly, as also discussed above, all costs incurred by the Company with respect to the Baird-Madsen Claims and Swain Lake Claims have been written-off in the current year.

The Company was also required to advance $5,000 and issue 12,500 common shares of the Company to CanAlaska for each of the Baird-Madsen Claims and Swain Lake Claims by July 15, 2003 in connection with earning its 50% interest in these properties. Subsequent to July 15, 2003, the Company issued the required number of shares to CanAlaska, and intends to enter into negotiations in order to settle the outstanding $10,000.

During the post year-end period, the Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties or perform deferred exploration expenditures over its properties during the post year-end period.

Subsequent to the Issuer's year-end and to the date of this report October 8, 2003, 835,319 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange in comparison to 2,657,039 shares during the same period of the previous year. During this period of 2003 the Issuer's shares traded as high as $0.20 and as low as $0.12 compared to a high of $0.15 and a low of $0.01 during the same period in 2002. The Issuer's shares closed at a price of $0.15 on the date of this report, October 8, 2003, compared to $0.03 as at the date of the previous year's report, October 1, 2002. As at the date of this report October 8, 2003, a total of 4,930,802 shares were issued and outstanding in the capital of the Company. The authorized capital of the Company consists of 100,000,000 common shares without par value.

As previously discussed, due to the disappointing results of the YANKEE Property drill program during the current year, the Company was forced to restructure by consolidating its shares on a one-new-for-four-old basis and change its name to HAWKEYE Gold & Diamond Inc. and redirect its focus and energies towards its Red Lake properties situated in the prolific gold camp of Red Lake located in northwest Ontario, Canada. The Company's short term plan is to now; a) evaluate the potential of the YANKEE Property for continued work programs in 2004; b) acquire additional properties in the Red Lake gold camp c) evaluate and acquire additional diamond and gold properties within North America; and d) arrange for a brokered financing to fund the Company's work programs on its Red Lake properties.

As discussed above, the Company has experienced a loss of $361,107 for the year ended May 31, 2003 (2002 - $278,448), and, as at May 31, 2003 has a deficit of $5,323,366 (2002 - $4,962,259) and a working capital deficiency of $203,503 in comparison to a working capital surplus of $72,167 as at May 31, 2002. The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations, working capital requirements and work programs for its mineral properties through the issuance of equity via private and public non-brokered and brokered financing opportunities.

We would like to take this opportunity to thank our valued shareholders and to let you know that we appreciated your loyalty and patience during the past year and to point out that, even though drilling results from the YANKEE Property were disappointing, the Company aggressively moved forward with regards to restructuring, changing its focus towards gold and acquiring new properties placing the Company on solid footing for future financings and enhancing shareholder value.

For further information on HAWKEYE GOLD & DIAMOND INC. feel free to contact our Corporate Communications department through any of the following methods:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	hko@hawkeyegold.com
Web Site:	www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD &DIAMOND INC.

Greg Neeld
President & CEO

October 3, 2003

HAWKEYE GOLD & DIAMOND INC.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

The 2003 Annual and Extraordinary General Meeting of the Members of HAWKEYE GOLD & DIAMOND INC. ("the Company") will be held at 1300 - 1111 West Georgia Street, Vancouver, British Columbia, on Tuesday, the 18th day of November, 2003 at 10:00 a.m. for the following purposes:

1. to receive the Report of the Directors, the audited consolidated financial statements of the Company for its financial year ended May 31, 2003 and the Report of the Auditor on those statements;

2. to appoint an auditor for the ensuing year;

3. to authorize the Directors to fix the auditor's remuneration;

4. to elect directors;

5. to approve a Stock Option Plan;

6. to approve the exercise of Warrants;

7. to transact such other business as may properly be brought before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

Registered members who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign, date and return their proxy to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The enclosed form of proxy must be completed in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and, to be valid, must be received by Computershare Trust Company of Canada not fewer than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting.

DATED at Vancouver, British Columbia, this 9th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS
"GREG NEELD"
President

HAWKEYE GOLD & DIAMOND INC.

INFORMATION CIRCULAR FOR THE 2003 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS OF HAWKEYE GOLD & DIAMOND INC. TO BE HELD ON NOVEMBER 18, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **HAWKEYE GOLD & DIAMOND INC.** (the "Company") for use at the 2003 Annual and Extraordinary General Meeting of Members of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The solicitation will be made primarily by mail and may in addition be made by personal and telephone contact with members by regular employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The persons designated as proxyholders on the accompanying form of proxy have been selected by management. **Each member has the right to appoint a person, who need not be a member, to attend and act for and on behalf of such member at the Meeting in place of the persons designated by management. A member desiring to appoint some other person as proxyholder may do so by striking out the printed names and inserting the name of the desired person in the space provided in the form of proxy.** If no choice of proxyholder is made in such manner then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named proxyholder does not attend the Meeting and automatic substitution of the third named proxyholder, if any, if such second named proxyholder does not attend the Meeting. A person appointed as proxyholder need not be a member of the Company. All completed proxy forms must, to be valid, be deposited at Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not fewer than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting.

REVOCATION OF PROXY

A member giving a proxy may revoke it either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or by signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer at the Meeting as a member present in person, or in any other manner provided by law, whereupon such proxy shall be deemed to have been revoked. Revocation of a proxy will not affect any matter on which a vote has been taken before the revocation.

EXERCISE OF DISCRETION BY PROXYHOLDER

The shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the member depositing the proxy on any poll that may be called for, and if such member specifies a choice with respect to any matter to be acted upon at the Meeting, the shares shall be voted accordingly. **IN THE ABSENCE OF ANY SUCH INSTRUCTION OR CHOICE, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.**

The accompanying form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Circular, Management of the Company knows of no such amendments, variations or other matters which are anticipated to be presented for consideration or action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to any shareholders of the Company who do not hold Common Shares in their own name. Shareholders who do not hold shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities, which acts as depository for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common**

Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form or proxy provided to them and return the same to their broker (or the Broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The authorized capital of the Company currently consists of 100,000,000 common shares without par value, of which 4,930,802 were issued and outstanding on October 9, 2003. Each common share carries the right to one vote on any poll at meetings of members of the Company. The Company has no other class of voting securities.

In respect of currently issued and outstanding shares in the capital of the Company, those persons entitled to receive notice of and to vote at the Meeting in person or by proxy will be determined by the record of registered members of the Company at 4:00 p.m. (local Vancouver time) on October 10, 2003, the Record Date for the Meeting. If the Company should issue additional shares from treasury after 4:00 p.m. on October 10, 2003, the person or persons to whom those shares are issued shall not be entitled to receive notice of the Meeting, but shall, if included on the record of registered members of the Company before the time for the meeting, be entitled to vote at the meeting in person or, if they have deposited a proxy not fewer than 48 hours (Saturdays, Sundays and statutory holidays excluded) before the time for the Meeting, by proxy.

To the best of the knowledge and belief of the directors and senior officers of the Company, as at October 9, 2003, no person(s) beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company except Greg Neeld who holds 724,241 shares which is 14.7% of the current issued and outstanding shares of the Company

APPOINTMENT OF AUDITOR

The management of the Company will recommend to the Meeting that Ellis Foster, Chartered Accountants, be reappointed as auditors of the Company at a remuneration to be fixed by the directors. Ellis Foster were first appointed auditors of the Company on December 10, 1992.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No person who has been a director or senior officer of the Company at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors, except as may be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has had any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or has any material interest, direct or indirect, in any proposed transaction which, in either case, has or will materially affect the Company, except as may otherwise be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

MATERIAL RECEIVED FROM MEMBERS

The advance notice of the Meeting inviting nominations for directors of the Company required by the *Company Act (British Columbia)* was published in The Province newspaper on September 15, 2003. No written nominations have been received by the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer, nor any proposed nominee for director, nor any associate or affiliate of any of them, has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company for other than routine indebtedness.

EXECUTIVE COMPENSATION (*SECURITIES ACT*)

Named Executive Officers

Form 51-904.F under the *Securities Act (British Columbia)* requires the disclosure of compensation received by each "Named Executive Officer" of the Company. "Named Executive Officer" is defined in Form 51-904.F to mean (i) each Chief Executive Officer of the Company, despite the amount of compensation of that individual, (ii) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000, and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end of the Company. "Executive Officer" is defined in Form 51-904.F to mean (i) the chair of the Company, (ii) a vice-chair of the Company, (iii) the President of the Company, (iv) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production, or (v) an officer of the issuer or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company. During the Company's most recently completed financial year, the Company had only one Named Executive Officer.

Summary of Compensation

The following table sets forth information concerning compensation earned by the Company's sole Named Executive Officer during the three most recently completed financial years of the Company:

SUMMARY COMPENSATION TABLE
(Stated in Canadian Dollars)

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended May 31	Salary	Bonus	Other Annual Compen -sation	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	Long-Term Incentive Plan Payouts	All Other Compen-sation
Gregory Neeld President	2003	$60,000	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$60,000	Nil	Nil	12,084	Nil	Nil	Nil
	2001	$60,000	Nil	Nil	Nil	Nil	Nil	Nil

Long-Term Incentive Plan Awards Table

The Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year.

Options and Stock Appreciation Rights (SARs)

The Company has a formal stock option plan. Options are granted by the Board of Directors from time to time to directors, officers and employees as an incentive and, once granted, such options are administered by the Company's secretary. The following table sets forth individual grants of stock options during the fiscal year ended May 31, 2003 to the Company's sole Named Executive Officer.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gregory Neeld	Nil				

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended May 31, 2003 by the Company's sole Named Executive Officer and the fiscal year end value of unexercised options/SARs on an aggregated basis.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at Financial Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at Financial Year End ($) Exercisable/Unexercisable
Gregory Neeld	Nil	nil	102,084/nil	Nil/nil

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

The following table sets forth details of all repricings of stock options/SARs during the Company's fiscal year ended May 31, 2003 by the Company's sole Named Executive Officer.

TABLE OF OPTION AND SAR REPRICINGS

Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended	Market Price of Securities at Time of Reprising or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Nil						

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement, the Named Executive Officer receives a salary of $5,000 per month. The Company does not have any compensatory plan or arrangement with respect to its sole Named Executive Officer which would result from the resignation, retirement or any other termination of employment of such individual's employment or from a change of control of the Company or any subsidiary of the Company or a change in such individual's responsibilities following a change in control which, including all periodic payments or instalments, exceeds $100,000.

Compensation of Directors

Directors who are not Named Executive Officers of the Company do not receive any compensation from the Company in their capacities as directors.

The aggregate direct remuneration paid or payable by the Company and its subsidiaries whose financial statements are consolidated with those of the Company to the directors and the senior officers of the Company (including the Secretary and the five highest-paid employees of the Company other than the Named Executive Officer) during its last completed financial year was $5,810. Reference should be made to the Summary Compensation Table above for details of compensation paid to the director who is also a Named Executive Officer.

The Company has no subsidiaries whose financial statements are not consolidated with those of the Company. Except for options described below and as disclosed in the Statement of Executive Compensation herein, the Company has not made and does not propose to make, directly or indirectly, any other remuneration payments to the directors and the senior officers of the Company pursuant to any existing plan or arrangement. No pension benefits are proposed to be paid to the directors and the senior officers of the Company under any normal pension plan, directly or indirectly, by the Company or any of its subsidiaries. No director, senior officer, proposed nominee for election as a director and no associate of any director, senior officer or proposed nominee has at any time since the beginning of the last completed financial year of the Company been indebted to the Company for more than $5,000.

During the Company's financial year ended May 31, 2003, options were granted to directors and senior officers of the Company (other than the Named Executive Officer) without payment to purchase common shares.

Date of Grant	No. of Shares	Price Per Share	Option Expiry	Preceding 30-Day Price Range
June 5, 2002	172,000	$0.15	June 5, 2007	$0.15

During the Company's financial year ended May 31, 2003, options were exercised by directors and senior officers of the Company (other than the Named Executive Officer) to purchase common shares as follows:

No. of Shares Purchased	Date of Exercise	Purchase Price	Preceding 30-Day Price Range
None			

Small Business Issuer Exemption

Under Form 51-904F, a "Small Business Issuer" is defined to include a company that had revenues of less than $25,000,000 in its most recently completed financial year and has a public float of less than $25,000,000. Small Business Issuers are entitled to omit disclosure otherwise required to be provided under those portions of Form 51-904.F entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Small Business Issuer and has omitted such disclosure.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not to any substantial degree performed by any person other than the directors or senior officers of the Company and its subsidiaries. The Company has a management agreement with Greg Neeld pursuant to which he receives $5,000 per month.

ELECTION OF DIRECTORS

Management of the Company proposes to nominate the persons listed below for election as directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE NOMINEES HEREIN LISTED, SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE ADDITIONAL TO THE NOMINEES NAMED.

The directors of the Company are currently elected annually and hold office until the next Annual General Meeting of the members or until their successors in office are duly elected or appointed, unless their offices are earlier vacated in accordance with the Articles of the Company or with the provisions of the Company Act (B.C.). All of those nominees who are presently directors will have their terms of office as directors expire as of the date of the Meeting.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of shares of the Company beneficially owned, directly or indirectly, by them, as at October 9, 2003:

Name and Residence	Principal Occupation	Director Since	No. of Shares
GREGORY NEELD (1) Vancouver, B.C.	President of the Company	1991	724,241 Shares (2)
MAUREEN KEREMIDSCHIEFF (1) White Rock, B.C.	Engineering Assistant, Vancouver City Engineering Department	1991	Nil
ANDREE PLOURDE (1) Vancouver, B.C.	Employee of Gordon Latham Ltd. (Administration)	1999	Nil
JOHN FRASER North Vancouver, B.C.	Professional Geologist	2001	Nil

(1) Member of the Audit Committee
(2) Includes 23,438 Escrow Shares.

As a reporting issuer in British Columbia, the Company is required to have an audit committee. Gregory Neeld, Maureen Keremidschieff and Andree Plourde are currently the members of the Company's audit committee. The Company has no Executive Committee.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(1) **Stock Option Plan**

Pursuant to TSX Venture Exchange ("TSX") Policy 4.4 implemented during August, 2002, all TSX listed companies are required to adopt a stock option plan. The Board of Directors of the Company has established such a plan (the "2003 Plan"). The purpose of the 2003 Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries, and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the issuance of stock options. The Company is currently listed on Tier 2 of the TSX Venture Exchange and has adopted a "rolling" stock option plan.

The 2003 Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The aggregate number of shares which may be issued pursuant to options granted under the 2003 Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the shares of the Company issued and outstanding at the time of the grant.

2. The number of shares subject to each option will be determined by the Board of Directors, provided that the aggregate number of shares reserved for issuance pursuant to option(s) granted to:

   (a) Insiders during any 12 month period may not exceed 10% of the issued shares of the Company unless more than 10% of the currently issued and outstanding shares of the Company are reserved and the 2003 Plan is approved by majority of the votes cast by "disinterested shareholders" at the Meeting;

   (b) any one individual during any 12 month period may not exceed 5% of the issued shares of the Company;

   (c) any one Consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

   (d) any one Person employed to provide Investor Relations Activities during any 12 month period may not exceed 2% of the issued shares of the Company;

   in each case calculated as at the date of grant of the option, including all other shares under option to such Person at that time.

3. The aggregate number of shares under option to Insiders at any time within any 12 month period may not exceed 10% of the issued shares of the Company.

4. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25%.

5. Options may be exercisable for a period of up to 5 years and, in the case of Consultants who are engaged in Investor Relations Activities will vest as to 25% on each of the date of grant and three, six, and nine months after the date of grant; provided that options may be exercisable for a period of up to 10 years if the Company becomes listed on Tier 1 of the TSX Venture Exchange.

6. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2003 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a Person engaged in Investor Relations Activities) or, if the optionee dies, within one year from the date of the optionee's death.

7. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the 2003 Plan is attached to and incorporated by reference into this Information Circular.

The 2003 Plan is subject to TSX Acceptance and shareholder approval. Thereafter, notice of options granted under the 2003 Plan must be given to the TSX. Any amendments to the 2003 Plan must also be approved by the TSX and, if necessary, by the "disinterested shareholders" of the Company prior to becoming effective.

"Disinterested shareholders" are holders of Outstanding Common Shares entitled to vote and represented in person or by proxy, excluding votes attaching to Outstanding Common Shares beneficially owned by insiders of the Company to whom shares may be issued pursuant to the 2003 Plan and associates of such insiders.

Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution, in substantially the following form subject to such changes as may be required by counsel or Regulatory Authorities, approving the 2003 Plan:

> "Resolved as an ordinary resolution that the Company's 2003 Stock Option Plan be and the same is hereby approved, subject to such changes as may be required by counsel or Regulatory Authorities."

(2) Approval of Exercise of Warrants

During May, 2003, the Company filed a notice (the "May Notice") with the TSX Venture Exchange (the "Exchange") pursuant to Exchange Policy 4.1 – "Private Placements" (Policy 4.1") in respect of a proposed private placement (the "May Private Placement") consisting of 750,000 units (each a "Unit") for $0.10 per Unit. The Notice stated that each Unit would be comprised of one share and one warrant exercisable to purchase one additional common share in the capital of the Company for $0.12 for six months after closing and thereafter for $0.20 for a further period of eighteen months. The Notice also disclosed that Gregory Neeld, the President of the Company, would be purchasing 600,000 of the subscribed Units pursuant to the May Private Placement.

Upon receiving the Notice, the Exchange noted that if Mr. Neeld were to exercise all 600,000 warrants received by him pursuant to the May Private Placement, he would hold approximately 24.68% of the shares of the Company which would then be outstanding (assuming exercise, in addition, of the other 150,000 warrants to be issued pursuant to the May Private Placement). The Exchange noted that the issue of 600,000 Units to Mr. Neeld would therefore make him a "Control Person" for the purposes of Policy 4.1, and section 1.10(a) of Policy 4.1 requires shareholder approval of any private placement which will result in the creation of a new "Control Person". In order to permit the Company to proceed with the financing, Mr. Neeld gave an undertaking (the "Undertaking") to the Exchange to the effect that he would not exercise any warrants acquired by him pursuant to the May Private Placement which would result in him holding more than 20% of the Company's issued and outstanding shares at any given time until the members of the Company approve the exercise of such warrants. The Exchange accepted the Notice based on Mr. Neeld's Undertaking, and the May Private Placement completed during June, 2003.

Subsequent to the May Private Placement, Mr. Neeld participated in another private placement (the "September Private Placement") which resulted in him acquiring an additional 100,000 shares and 100,000 warrants of the Company. No undertaking or shareholder approval was required by the Exchange in respect of the September Private Placement, and it completed during October, 2003. Accordingly, as of the date of this Information Circular, Mr. Neeld holds 724,241 shares and 700,000 warrants which were acquired pursuant to the May Private Placement and the September Private Placement. For the purposes of Policy 4.1 and the Undertaking, the exercise of more than 544,319 warrants currently held by Mr. Neeld would result in Mr. Neeld holding more than 20% of the Company's issued and outstanding shares (assuming exercise of all warrants issued pursuant to the May Private Placement and the September Private Placement). Therefore, Mr. Neeld requires "disinterested shareholder approval" prior to being able to exercise 155,681 of the warrants acquired by him pursuant to the May Private Placement unless, prior to the exercise of such warrants, the Company's outstanding share capital increases. If the Company's outstanding share capital increases, the number of warrants in respect of which "disinterested shareholder approval" is required prior to exercise will decrease such that, if Mr. Neeld's holdings remain constant and the Company's outstanding share capital increases to at least 7,121,205 shares, Mr. Neeld will be entitled to exercise all 600,000 of the warrants acquired by him pursuant to the May Private Placement without any requirement for "disinterested shareholder approval".

At the Meeting, management proposes to seek "disinterested shareholder approval" of the exercise by Mr. Neeld of up to 155,681 of the warrants acquired by him pursuant to the May Private Placement. For the purposes of the Meeting, "disinterested shareholder approval" means approval by a majority of those votes cast by members of the Company, excluding Mr. Neeld, who vote in person or by proxy at the Meeting.

(3) Other Business

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

BOARD APPROVAL AND STATEMENT OF DIRECTORS - COMPANY ACT

This Information Circular contains information as at October 9, 2003, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on October 9, 2003.

DATED at Vancouver, British Columbia, this 9th day of October, 2003.

HAWKEYE GOLD & DIAMOND INC.

2003 SHARE OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide officers, Directors, Employees, Management Company Employees, and Consultants of HAWKEYE GOLD & DIAMOND INC. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of Directors or an officer appointed or designated from time to time by the Board of Directors of the Corporation (such committee or officer, or if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "Committee") pursuant to resolution passed by the Board of Directors.

3. Granting of Options

The Committee may from time to time designate bona fide Directors, officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common shares reserved for issue pursuant to the exercise of Options (including currently outstanding Options) at any given time after the date of this Plan shall be that number of Common shares which is equal to 10% of the number of the Outstanding Common Shares at such time, subject to adjustment as set forth in section 10 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange;

(b) the number of Common shares reserved for issuance to any one Optionee during any 12 month period shall not exceed 5% of the number of Outstanding Common Shares;

(c) the number of Common Shares reserved for issuance to any one Consultant of the Corporation during any 12 month period may not exceed 2% of the number of Outstanding Common Shares;

(d) the number of Common shares reserved for issuance to any one Employee conducting Investor Relations Activities may not exceed 2% of the number of Outstanding Common Shares in any 12 month period;

(e) the aggregate number of Common shares reserved for issuance to all Employees conducting Investor Relations Activities may not exceed 2% of the number of Outstanding Common Shares in any 12 month period;

(f) unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Common Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

(i) the number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii) the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders within any twelve month period may not exceed 10% of the number of Outstanding Common Shares;

(g) disinterested Shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee holding such Option is an Insider of the Corporation at the time of the proposed amendment; and all other amendments to the terms of any Options granted by the Corporation will comply with the applicable policies of the TSX Venture Exchange;

and the Corporation represents that each Employee, Consultant and Management Company Employee to whom Options are granted will be a *bona fide* Employee, Consultant or Management Company Employee; but nothing contained in this Plan will confer upon any Optionee any right with respect to employment or continuance of employment by the Corporation, or interfere in any way with the right of the Corporation to terminate any Optionee's employment.

4. Vesting and Related Matters

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, provided that the Options granted to Consultants performing Investor Relations Activities shall not vest on more favourable terms than one-quarter of the total number of Options granted on each of the date of grant and three, six and twelve months after the date of grant; and the Committee shall establish appropriate procedures for monitoring the trading in Common Shares by all Optionees performing Investor Relations Activities through procedures such as, for example, the establishment of a designated brokerage account through which such Optionee must conduct all trades of Common Shares, with trading reports directed to the Corporation.

5. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

6. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, to a maximum of five years, provided that each Option shall be subject to provisions to the effect that:

(a) the Option is personal to the Optionee and is not assignable or transferable;

(b) upon the death of the Optionee, the Option shall terminate on the date determined by the Committee, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death;

(c) if the Optionee shall no longer be a Director, Employee, Consultant or Management Company Employee, the Option shall terminate on the earlier of the expiry date of the Option and a day not more than 90 days after the Optionee ceases to be at least one of a Director, Employee, Consultant or Management Company Employee; and

(d) if the Optionee is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and a day not more than 30 days after the Optionee ceases to provide Investor Relations Activities.

7. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivering to the Corporation at its head office, or such other place as may be specified by the Corporation, a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised, accompanied by payment in full of the purchase price for the Common Shares then being purchased.

8. Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this Section 8, make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or same and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at the end and the Optionee shall cease to have any further rights in respect thereof.

9. Termination of Option in the event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (British Columbia), which is not exempt from the take-over bid requirements of Part 14 of the *Securities Act* (British Columbia) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges; and upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

10. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

11. Option Commitments

A written option commitment will be issued by the Corporation to each Optionee to whom an Option is granted hereunder, which will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms prescribed by the TSX Venture Exchange or approved by the Committee, all in accordance with the provisions of this Plan; and the commitment will be in such form as the Committee may from time to time approve or authorize any officer of the Corporation to issue on behalf of the Corporation, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options required under the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

12. Regulatory Authorities Approvals

The Plan and any Options granted by the Corporation shall be subject to the approval or acceptance, if required, of the TSX Venture Exchange or any other stock exchange on which the Common Shares are listed for trading; and any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval or acceptance, if required, is given.

13. Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan; and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

14. Common shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option, and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

15. Prior Plans

This Plan shall come into force and effect on November 18, 2003 and entirely replaces and supersedes any and all prior share option plans enacted by the Board of Directors of the Corporation and any predecessor corporations.

16. Definitions

Capitalized terms used herein that are not defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX Venture Exchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual; and "Outstanding Common Shares" at the time of any grant of Options means the number of Common Shares that are outstanding immediately prior to the grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

17. Effective Date

This Plan is effective from and after November 18, 2003; provided that:

(a) the Corporation must obtain Exchange Acceptance of this Plan before it grants any Options under this Plan; and

(b) no Options granted under this Plan may be exercised until this Plan has been approved by the shareholders of the Corporation.

18. TSX Venture Exchange Policy

In the event of any conflict between this Plan and the policies of the TSX Venture Exchange in effect from time to time, or in the event of the omission from this Plan of any provision required to be included herein pursuant to the policies of the TSX Venture Exchange in effect from time to time, this Plan and any Option granted pursuant to this Plan shall be and be deemed for all purposes to have been amended to comply with the provisions of the TSX Venture Exchange policy.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
HAWKEYE GOLD & DIAMOND INC.	2003 / 05 / 31	2003	10	08

ISSUER ADDRESS
SUITE 2701 – 1188 QUEBEC STREET

CITY	PROVINCE		POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BRITISH COLUMBIA	CANADA	V6A 4B3	(604) 688-3402	(604) 878-1339

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
GREG NEELD	PRESIDENT	(604) 878-1339

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
greg@hawkeyegold.com	www.hawkeyegold.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
➤ [signature]	GREG NEELD	2003	10	08
➤ [signature]	ANDREA PLOURDE	2003	10	08

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
(b) number and recorded value for shares issued and outstanding,
(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

HAWKEYE
GOLD & DIAMOND INC.

BC FORM 51-901F

SCHEDULE A: Financial Statements

ISSUER DETAILS

For the Forth Quarter & Year Ended:	May 31, 2003
Date of the Report:	October 8, 2003
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The one attached **"SCHEDULE "A" – Financial Statements"** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: *"Greg Neeld"*
Greg Neeld
Date Signed: October 8, 2003

Directors Name: *"Andrea Plourde"*
Andrea Plourde
Date Signed: October 8, 2003

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Financial Statements

May 31, 2003 and 2002

Index

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

AUDITORS' REPORT

To the Shareholders of

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

We have audited the consolidated balance sheets of Hawkeye Gold & Diamond Inc. (formerly Hawkeye Gold International Inc.) as at May 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the *Company Act* of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

[signed] "ELLIS FOSTER"

Vancouver, Canada
September 5, 2003, except as to
Note 15c), which is as of October 1, 2003

Chartered Accountants

EF *A partnership of incorporated professionals*
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited - members in principal cities throughout the world

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Balance Sheets
May 31, 2003 and 2002

	2003	2002
ASSETS		
Current		
Cash	$ -	$ 78,472
Flow-through funds (note 5)	-	125,656
Accounts receivable	8,563	12,155
Prepaid expenses and deposits (note 6)	4,559	57,223
	13,122	273,506
Property and equipment (note 7)	7,021	4,976
Exploration advances (note 8)	-	250,000
Mineral property interests (note 9)	883,292	625,300
	$ 903,435	$ 1,153,782
LIABILITIES		
Current		
Bank indebtedness	$ 14,779	$ -
Accounts payable and accrued liabilities	201,846	201,339
	216,625	201,339
SHAREHOLDERS' EQUITY		
Share capital (note 10)	5,907,176	5,914,702
Share subscriptions received (note 14)	49,500	-
Contributed surplus (note 11)	53,500	-
Deficit	(5,323,366)	(4,962,259)
	686,810	952,443
	$ 903,435	$ 1,153,782

Future operations (note 1)
Subsequent events (note 15)

Approved by the Directors: Greg Neeld Andrea Plourde

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Statements of Loss and Deficit
Years Ended May 31, 2003 and 2002

	2003	2002
Expenses		
Advertising, entertainment and promotion	$ 9,845	$ 17,956
Amortization	1,862	1,916
Automobile	5,391	8,119
Bank charges and interest	5,246	16,849
Consulting fees	46,800	44,750
Equipment rental	1,497	1,811
Filing and regulatory fees	10,889	11,774
Office and miscellaneous	15,421	23,524
Professional fees	38,692	29,026
Public relations	6,387	5,576
Rent	21,269	17,478
Stock-based compensation	53,500	-
Telecommunications	16,900	17,573
Transfer agent	12,867	8,480
Travel and convention	1,672	4,078
Wages and benefits	65,640	69,538
	313,878	278,448
Loss from continuing operations	(313,878)	(278,448)
Writedown of abandoned properties	(6,000)	-
Writeoff of claim assessment filing fees	(41,229)	-
Loss for the year	(361,107)	(278,448)
Deficit, beginning of year	(4,962,259)	(4,683,811)
Deficit, end of year	$ (5,323,366)	$ (4,962,259)
Loss per share - basic and diluted	$ (0.10)	$ (0.14)
Weighted average number of common shares outstanding - basic and diluted	3,465,463	1,952,607

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Statements of Cash Flows
Years Ended May 31, 2003 and 2002

	2003	2002
Cash flows from (used in) operating activities		
Loss for the year	$ (361,107)	$ (278,448)
Adjustments for:		
Amortization of property and equipment	1,862	1,916
Penalty paid via share issuance	-	10,000
Stock-based compensation	53,500	-
Writedown of abandoned properties	6,000	-
Writeoff of claim assessment filing fees	41,229	-
	(258,516)	(266,532)
Changes in non-cash working capital:		
Decrease (increase) in accounts receivable	3,592	(9,966)
Decrease (increase) in prepaid expenses and deposits	11,435	(54,039)
Increase (decrease) in accounts payable and accrued liabilities	507	(41,779)
	(242,982)	(372,316)
Cash flows from (used in) investing activities		
Acquisition costs associated with properties	(2,500)	-
Deferred exploration expenditures incurred (net)	(253,992)	(44,105)
Exploration advances	-	(250,000)
Exploration advances applied to properties	250,000	-
Purchase of property and equipment	(3,907)	-
	(10,399)	(294,105)
Cash flows from (used in) financing activities		
Proceeds from share issuances	-	1,035,700
Proceeds from share subscriptions	49,500	-
Share issuance costs	(15,026)	(150,689)
	34,474	885,011
Net increase (decrease) in cash	(218,907)	218,590
Cash position (deficiency), beginning of year	204,128	(14,462)
Cash position (deficiency), end of year	$ (14,779)	$ 204,128
Cash (deficiency) is comprised of:		
Cash (bank indebtedness)	$ (14,779)	$ 78,472
Flow-through funds	-	125,656
	$ (14,779)	$ 204,128

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Schedule 1

Consolidated Schedule of Deferred Resource Property Expenditures
Year Ended May 31, 2003

	BAIRD-MADSEN	CEO	DEDEE RHODE	DIXIE BELL	SWAIN LAKE	YANKEE	TOTALS
Balances, beginning of period: *							
Acquisition costs	$ -	$ 62,500	$ -	$ -	$ -	$ 47,000	$ 109,500
Exploration expenditures	-	199,053	-	-	-	316,747	515,800
	-	261,553	-	-	-	363,747	625,300
Incurred during the period:							
Acquisition costs	3,000	-	2,000	2,000	3,000	-	10,000
Accommodation	-	-	-	-	-	500	500
Air transport	-	-	-	-	-	172,465	172,465
Assay and lab work	-	-	-	-	-	1,373	1,373
Book and subscriptions	-	-	-	-	-	10	10
Camp operations	-	-	-	-	-	65,084	65,084
Claim fees	-	-	-	-	-	26	26
Consultants	-	-	-	-	-	24,962	24,962
Contractors	-	-	-	-	-	118,582	118,582
Data and reports	-	-	-	-	-	527	527
Drafting	-	-	-	-	-	1,117	1,117
Equipment	-	-	-	-	-	7,450	7,450
Equipment rental	-	-	-	-	-	529	529
Exploration licenses	-	-	-	-	-	22	22
Food	-	-	-	-	-	8,148	8,148
Freight and courier	-	-	-	-	-	12,174	12,174
Licenses	-	-	-	-	-	911	911
Management fees	-	-	-	-	-	34,480	34,480
Printing maps	-	-	-	-	-	30	30
Salaries and benefits	-	-	-	-	-	11,320	11,320
Staking	-	-	2,678	2,678	-	-	5,356
Supplies	-	-	-	-	-	3,132	3,132
Travel	-	-	-	-	-	8,437	8,437
Vehicles	-	-	-	-	-	165	165
Exploration expenditures	-	-	2,678	2,678	-	471,444	476,800
Current expenditures	3,000	-	4,678	4,678	3,000	471,444	486,800
Less:							
Acquisition costs written-off	(3,000)	-	-	-	(3,000)	-	(6,000)
Consideration realized on reduction of property interest (note 9b))	-	-	-	-	-	(222,808)	(222,808)
	-	-	4,678	4,678	-	248,636	257,992
Balances, end of period:							
Acquisition costs	-	62,500	2,000	2,000	-	47,000	113,500
Exploration expenditures	-	199,053	2,678	2,678	-	565,383	769,792
	$ -	$ 261,553	$ 4,678	$ 4,678	$ -	$ 612,383	$ 883,292

* *See Schedule 2*

HAWKEYE GOLD & DIAMOND INC. Schedule 2
(formerly Hawkeye Gold International Inc.)

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2002
(Unaudited - Prepared by Management)

	CEO	YANKEE	TOTALS
Acquisition costs	$ 62,500	$ 47,000	$ 109,500
Accommodation	-	680	680
Airborne, geophysical survey	69,506	34,859	104,365
Air transport	-	64,259	64,259
Assays	525	30,919	31,444
Camp costs	-	15,971	15,971
Claim fees	-	130	130
Communications	-	1,724	1,724
Consulting	5,831	16,646	22,477
Contractors	-	26,016	26,016
Courier	-	6,711	6,711
Data acquisition	-	122	122
Drafting	-	9,778	9,778
Drilling	-	607	607
Equipment rental	-	509	509
Expediting	-	236	236
Filing	-	1,958	1,958
Food	-	1,380	1,380
Fuel costs	-	3,900	3,900
Geological mapping, prospecting	118,014	48,732	166,746
Land use fees	253	-	253
Management fees	-	26,324	26,324
Map and report costs	3,485	6,297	9,782
Mobilization / demobilization	-	1,666	1,666
Office and rent	233	-	233
Other expenses	-	1,003	1,003
Salaries and benefits	-	7,356	7,356
Supplies	-	2,889	2,889
Travel	1,206	5,960	7,166
Vehicle	-	115	115
Exploration expenditures	199,053	316,747	515,800
Totals	$ 261,553	$ 363,747	$ 625,300

1. **Future Operations**

The Company has experienced a loss of $361,107 for the year ended May 31, 2003 (2002 - $278,448), and, as at May 31, 2003 has a deficit of $5,323,366 (May 31, 2002 - $4,962,259) and a working capital deficiency of $203,503 (May 31, 2002 - $72,167 surplus). The future operations of the Company are dependent upon the continued support of its shareholders and on its ability to raise further equity capital to fund continued operations.

2. **Significant Accounting Policies**

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary company, Foch Electronics (Canada) Inc.

b) Property and Equipment

Property and equipment are recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer hardware	30%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c) Mineral Property Interests

The Company capitalizes the cost of mineral property interests acquired and defers exploration and development expenditures directly related to specific mineral property interests until such time as the extent of mineralization has been determined and mineral interests are either developed or the Company's mineral rights are allowed to elapse.

The cost of mineral claims and deferred costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse. Costs associated with reclamation are provided for as mining is carried out.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

2. Significant Accounting Policies (cont'd)

d) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants*. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3. Change in Accounting Policy

During the year, the Company adopted a new standard for the accounting of stock-based compensation in accordance with Section 3870, Stock-Based Compensation and Other Stock-Based Payments, of *The Handbook of the Canadian Institute of Chartered Accountants*. The Company has applied the new standard prospectively.

The Company has adopted the fair value method to account for stock-based compensation granted to non-employees. The fair value of stock options is determined according to the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yield, volatility factor of expected market price of the Company's common shares, and the expected life of options.

The Company has chosen not to recognize any compensation expense when stock options are granted to employees and directors. As required, the Company will disclose pro-forma information regarding net income, as if it had accounted for its employee and director stock options granted under the fair value method.

4. Financial Instruments

The Company's financial instruments consist of accounts receivable, bank indebtedness, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

5. Flow-Through Funds

Flow-through funds represents cash raised by the Company through the issuance of flow-through shares (note 10b)) for the sole purpose of funding exploration and development activities on the Company's mineral property interests (note 9).

During the year ended May 31, 2003, the Company incurred the required exploration and development activities on the YANKEE Claims (note 9b), thereby drawing down its flow-through funds to $nil.

6. Prepaid Expenses and Deposits

	May 31, 2003	May 31, 2002
Prepaid claim assessment filing fees (note 9b))	$ -	$ 44,039
Prepaid legal fees	-	10,000
Other items	4,559	3,184
	$ 4,559	$ 57,223

"Other items" consists of miscellaneous prepaid items, as well as miscellaneous deposits.

7. Property and Equipment

	Cost	Accumulated Amortization	Net Book Value 2003	Net Book Value 2002
Computer equipment	$ 21,027	$ 16,692	$ 4,335	$ 3,764
Office equipment	4,989	2,303	2,686	1,212
	$ 26,016	$ 18,995	$ 7,021	$ 4,976

8. Exploration Advances

Exploration advances consist of $nil (May 31, 2002 - $250,000) in advances submitted to the Operator of the YANKEE Claims, Diamonds North Resources Ltd. ("Diamonds North"), in respect of the YANKEE Property 2002 work program.

9. Mineral Property Interests (see Schedules 1 and 2)

	Acquisition Costs	Deferred Exploration Expenditures	Total May 31, 2003	Total May 31, 2002
BAIRD-MADSEN Claims	$ 3,000	$ -	$ 3,000	$ -
CEO Claims	62,500	199,053	261,553	261,553
DEDEE RHODE Claims	2,000	2,678	4,678	-
DIXIE BELL Claims	2,000	2,678	4,678	-
SWAIN LAKE Claims	3,000	-	3,000	-
YANKEE Claims	47,000	788,191	835,191	363,747
	119,500	992,600	1,112,100	625,300
Less:				
Recoveries	-	(222,808)	(222,808)	-
Write-offs	(6,000)	-	(6,000)	-
	$ 113,500	$ 769,792	$ 883,292	$ 625,300

All figures with respect to the Company's common shares have been retroactively adjusted to give effect to the May 29, 2003 share consolidation (note 10a)).

9. Mineral Property Interests (cont'd)

a) CEO Claims

The Company entered into an agreement dated December 20, 1995 with regard to the CEO, CEO 1, and CEO 2 Claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the Claims subject to a 2.0% Net Smelter Return royalty.

The Company did not incur any resource property expenditures on the CEO Claims during the year ended May 31, 2003 (2002 - $nil).

b) YANKEE Claims

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General Resources Ltd. ("Major General") to earn a 33 $^{1}/_{3}$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block"). As part of this agreement, the Company is required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

During the year ended May 31, 2002, the Company and Major General amended the YANKEE Option Agreement to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 63,824 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company owned a 33 $^{1}/_{3}$ interest in the YANKEE Claims and had an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 $^{1}/_{3}$% to 50% and to become the operator in respect of future work programs.

During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North, a company owned by Major General. Accordingly, at May 31, 2002, the YANKEE Claims were owned as to 33 $^{1}/_{3}$% by the Company and as to 66 $^{2}/_{3}$% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

9. Mineral Property Interests (cont'd)

b) YANKEE Claims (cont'd)

During the year ended May 31, 2002, deferred exploration expenditures of $44,105 were incurred and acquisition costs of $25,000 were spent on the YANKEE Claims. Also, a refundable performance bond in the amount of $44,039 (note 6) was paid in respect of claim assessment filing fees in order to keep the YANKEE Claims in good standing until December 1, 2002. As the required expenditures were not performed on the YANKEE Claims after this date, the Company wrote off the balance of the performance bond outstanding at May 31, 2003, as it is unlikely to be refunded.

During the year ended May 31, 2003, the Company incurred gross exploration expenditures of $471,444 on the YANKEE Claims.

Upon the anniversary date of the Claims, December 1, 2002, the bottom 2/3 of the YANKEE Property became unprotected due to insufficient work expenditures being incurred. A total of 13 claims were allowed to lapse, reducing the total number of acres of the YANKEE Property from 63,824 acres comprising 26 claims to 30,252 acres comprising 13 claims. Due to exploration expenditures incurred on the Property during the current year, as discussed above, the remaining 13 claims' anniversary dates have been extended to varying dates ranging from December 1, 2003 to December 1, 2009.

By an agreement dated April 25, 2003, the Company and Diamonds North agreed to settle property interest, debt, and all other outstanding issues relating to the YANKEE Property by the Company agreeing to reduce its interest in the YANKEE Property from a 33 1/3% participating interest to a 10% carried interest until May 31, 2004 on any claims surviving at that date. On June 1, 2004, the Company's 10% carried interest will be converted automatically into a 10% working interest and will be subject to dilution. In consideration, Diamonds North agreed to release the Company of and from all indebtedness it may have had to Diamonds North relating to the YANKEE Property and both companies agreed to release each other from all obligations, errors and omissions in existence relating to all agreements of the YANKEE Property.

9. Mineral Property Interests (cont'd)

c) BAIRD-MADSEN and SWAIN LAKE Claims

During the year, the TSX Venture Exchange accepted for filing documentation relating to an option agreement dated April 9, 2003, between the Company and CanAlaska Ventures Ltd. ("CanAlaska") whereby the Company can acquire a 50% interest in two properties known as the BAIRD-MADSEN Claims and the SWAIN LAKE Claims located in the Red Lake and Birch Uchi greenstone belts of Ontario in consideration of cash payments totaling $180,000 over four years, issuing 150,000 common shares over the same four-year period, and incurring exploration expenses totaling $725,000 before the third anniversary. One-half of the consideration is applicable to each of the two properties. Both properties are subject to a 1.5% net smelter return.

During the year, the Company issued the first 12,500 common shares toward the exercise of its option on each of the properties, for a total of 25,000 common shares (note 10b)). All such shares are subject to resale restrictions until April 24, 2004.

Subsequent to year-end, this option agreement was terminated (note 15b)).

d) DEDEE RHODE and DIXIE BELL Claims

During the year, the Company announced that it had acquired an option to purchase a 100% interest in two new mineral claim blocks, both located in the Red Lake greenstone belt of Ontario.

The Company's right to earn its 100% interest in the DEDEE RHODE and DIXIE BELL Claim blocks is subject to payment of staking costs totaling $5,355 (paid during the year), making cash payments totaling $75,500 over four years ($7,500 to be paid during the first year), issuing a total of 25,000 common shares over three years (12,500 common shares to be issued during the first year), and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% net smelter return in favour of the Optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until the third anniversary of the Date of Commencement of Commercial Production.

During the year, the Company issued 3,125 common shares towards the exercise of its option on each of the properties, for a total of 6,250 common shares (note 10b)), and made aggregate cash payments of $2,500.

10. Share Capital

a) Authorized:

100,000,000 common shares without par value.

Pursuant to a special resolution passed on November 15, 2002, the Company's shareholders approved the consolidation of the Company's share capital on a one-new-for-four-old basis, an increase in its post-consolidated authorized share capital from 25,000,000 common shares without par value to 100,000,000 common shares without par value, and a change of its name from Hawkeye Gold International Inc. to Hawkeye Gold & Diamond Inc. The provisions of this special resolution took effect on May 29, 2003.

Accordingly, all share capital, stock option, share purchase warrant, and per share amounts for all years presented have been retroactively restated to give effect to the share consolidation.

b) Issued:

	Shares	Amount
Balance, May 31, 2001	1,374,670	$4,994,691
Issued during the year		
Corporate finance fee	68,750	41,250
Issuance of flow-through units	626,100	375,660
Issuance of non-flow-through units	507,567	304,540
Private placement	603,322	303,000
Private placement penalty	20,833	10,000
Pursuant to a property acquisition agreement:		
- YANKEE Claims (note 9b))	25,000	25,000
Share subscriptions issued	148,810	-
Warrants exercised	87,500	52,500
Less: share issue costs	-	(191,939)
Balance, May 31, 2002	3,462,552	5,914,702
Issued during the year		
Pursuant to property acquisition agreements:		
- BAIRD-MADSEN and SWAIN LAKE Claims (note 9c))	25,000	6,000
- DEDEE RHODE and DIXIE BELL Claims (note 9d))	6,250	1,500
Less: share issue costs	-	(15,026)
Balance, May 31, 2003	3,493,802	$ 5,907,176

10. Share Capital (cont'd)

b) During the year ended May 31, 2003, the following common shares were issued:

(i) 25,000 common shares at a price of $0.24 per share representing acquisition costs incurred with respect to the BAIRD-MADSEN and SWAIN LAKE Claims (note 9c)).

(ii) 6,250 common shares at a price of $0.24 per share representing acquisition costs incurred with respect to the DEDEE RHODE and DIXIE BELL Claims (note 9d)).

c) Share purchase warrants outstanding as at May 31, 2003 are as follows:

Number of Shares	Price per Share	Expiry Date
5,769	$0.68	July 18, 2003
67,308	$0.68	July 18, 2003
83,333	$0.84	July 19, 2003
66,667	$0.84	July 20, 2003
26,923	$0.72	August 17, 2003
69,231	$0.72	August 17, 2003
284,091	$0.60	February 4, 2004

During the year, 1,844,269 share purchase warrants of the Company, with exercise prices ranging from $0.60 per share to $0.84 per share, expired unexercised.

Subsequent to year-end, 319,231 share purchase warrants of the Company, with exercise prices ranging from $0.68 per share to $0.84 per share, expired unexercised.

d) As at May 31, 2003, there are 23,438 shares held in escrow. The release of these shares is subject to regulatory approval.

11. Stock Options

Effective October 2, 2002, the Company adopted a rolling stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance for purposes under the plan. The Company has received approval for implementation of this plan from the TSX Venture Exchange and from its shareholders.

Stock options issued and outstanding are as follows:

	May 31, 2003		May 31, 2002	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	186,771	$ 0.60	133,198	$ 0.68
Options cancelled during the year	62,500	$ 0.60	-	$ -
Options granted during the year	159,250	$ 0.60	53,573	$ 0.40
Options outstanding, end of year	283,521	$ 0.60	186,771	$ 0.60
Options exercisable at year-end (fully vested)	283,521		186,771	

The 283,521 stock options outstanding as at May 31, 2003 expire as follows:

Number of Shares	Price per Share	Expiry Date
50,312	$ 0.80	November 19, 2004
66,636	$ 0.60	March 2, 2006
16,250	$ 0.60	May 10, 2006
53,573	$ 0.40	January 18, 2007
96,750	$ 0.60	June 5, 2007

a) During the year, the Company granted 133,750 incentive stock options to consultants of the Company and 25,500 incentive stock options to directors of the Company, for a total of 159,250 stock options.

The Company accounted for stock compensation expense of options granted to consultants using the following assumptions: risk-free interest rate of 4.67%, dividend yield of 0%, volatility of 113.99%, and expected lives of 5 years. The fair value of these options is estimated at $0.40 per option. The Company has recorded $53,500 in stock-based compensation expense on these 133,750 stock options during the year.

The Company did not recognize any compensation expense on the 25,500 options granted to directors. Pro-forma loss for the year would be $10,200 greater, and loss per share would be $0.01 greater had the Company recognized stock-based compensation expense on these directors' options.

b) The weighted average remaining contractual life of outstanding incentive stock options at May 31, 2003 is 3.14 years (May 31, 2002 – 3.68 years).

12. Income Taxes

The components of the future income tax assets are as follows:

	May 31, 2003	May 31, 2002
Future income tax assets:		
Non-capital loss carry-forwards	$ 1,371,192	$ 1,512,699
Unused cumulative Canadian exploration and development expenses	474,264	598,352
	1,845,456	2,111,051
Less: Valuation allowance	(1,845,456)	(2,111,051)
	$ -	$ -

The valuation allowance reflects the Company's estimate that the tax assets are not likely to be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing 2004 through 2010. The exploration and development expenses can be carried forward indefinitely.

13. Non-Cash Financing Activities

During the year, the Company issued common shares in connection with the following non-cash financing activities:

a) 25,000 common shares at a deemed price of $0.24 per share, representing acquisition costs incurred with respect to the BAIRD-MADSEN and SWAIN LAKE Claims (note 9c)).

b) 6,250 common shares at a deemed price of $0.24 per share, representing acquisition costs incurred with respect to the DEDEE RHODE and DIXIE BELL Claims (note 9d)).

14. Related Party Transactions

a) During the year, $60,000 (2002 - $60,000) was paid to a shareholder, director, and president of the Company as remuneration.

In addition, other directors received a total of $5,810 (2002 - $14,077) from the Company as remuneration.

b) As at May 31, 2003, there is a balance of $25,992 (May 31, 2002 - $755) due to a director included in accounts payable and accrued liabilities.

c) As at May 31, 2003, there is a balance of $49,500 (May 31, 2002 - $nil) in share subscriptions advanced to the Company by a shareholder, director, and president of the Company.

15. Subsequent Events

a) The Company received TSX Venture Exchange acceptance for a non-brokered private placement consisting of 750,000 units at a price of $0.10 per share, for gross proceeds of $75,000, the closing of which occurred on June 20, 2003.

Each unit consists of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.12 per share until December 20, 2003, and $0.20 per share until June 20, 2005.

Unless permitted under securities legislation, the hold period for this private placement will expire on June 20, 2004.

b) Under the terms of the option agreement between the Company and CanAlaska dated April 9, 2003, the Company was required to advance $37,500 to CanAlaska for each of the BAIRD-MADSEN Claims and SWAIN LAKE Claims, in respect of Year 1 expenditures, by July 15, 2003. The Company did not fulfill this requirement and, as a result, the option agreement was terminated. Accordingly, all costs incurred by the Company with respect to the BAIRD-MADSEN Claims and SWAIN LAKE Claims have been written-off in the current year.

The Company was also required to advance $5,000 and issue 12,500 common shares of the Company to CanAlaska for each of the BAIRD-MADSEN Claims and SWAIN LAKE Claims by July 15, 2003 in connection with earning its 50% interest in these properties. Subsequent to July 15, 2003, the Company issued the required number of shares to CanAlaska, and intends to enter into negotiations in order to settle the outstanding $10,000.

15. Subsequent Events (cont'd)

c) On October 1, 2003, the Company received TSX Venture Exchange acceptance for a non-brokered private placement of 662,000 units at a price of $0.13 per share, raising gross proceeds of $86,000.

Each unit consists of one common share in the capital of the Company and one common share purchase warrant, exercisable until October 1, 2005, which will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share.

Unless permitted by securities legislation, the hold period for this private placement will expire on October 1, 2004.

16. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

HAWKEYE
GOLD & DIAMOND INC.

BC FORM 51-901F

SCHEDULE B: Supplementary Information
SCHEDULE C: Management Discussion and Analysis

ISSUER DETAILS

For the 4th Quarter and Year Ended:	May 31, 2003
Date of the Report:	October 8, 2003
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The two attached schedules **(Schedule "B" and Schedule "C")** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: "*Greg Neeld*"
Greg Neeld
Date Signed: October 8, 2003

Directors Name: "*Andrea Plourde*"
Andrea Plourde
Date Signed: October 8, 2003

HAWKEYE
GOLD & DIAMOND INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

FOR THE FOURTH QUARTER AND YEAR ENDED MAY 31, 2003

		Year Ended May 31, 2003	3 Months Ended May 31, 2003
1.	**ANALYSIS OF EXPENSES AND DEFERRED COSTS**		
a)	General and administrative expenses:	$313,878	$53,806
b)	Acquisition costs:	$10,000	$10,000
c)	Deferred exploration and development expenses:	$257,992	$9,356
d)	Write-down of abandoned properties:	$6,000	$6,000

2. RELATED PARTY TRANSACTIONS

a) During the year ended May 31, 2003, $60,000 ($15,000 in QTR 1; $15,000 in QTR 2; $15,000 in QTR 3; $15,000 in QTR 4) was paid to a shareholder and president of the Company as remuneration. In comparison to the prior year ended May 31, 2002, $60,000 ($15,000 in QTR 1; $15,000 in QTR 2; $15,000 in QTR 3; $15,000 in QTR 4) was paid to a shareholder and president of the Company as remuneration.

During the year ended May 31, 2003 $5,810 ($3,750 in QTR 1; $150 in QTR 2; $1,630 QTR 3; $280 in QTR 4) was paid to other directors of the Company as remuneration. In the comparative period of the prior year $14,077 ($1,703 in QTR 1; $1,610 in QTR 2; $1,664 in QTR 3; $9,100 in QTR 4) was paid to other directors of the Company as remuneration.

b) As at May 31, 2003, there is a balance of $25,992 (May 31, 2002 – $755) due to a director included in accounts payable and accrued liabilities.

c) As at May 31, 2003, there is a balance of $49,500 (May 31, 2002 - $nil) in share subscriptions advanced to the Company by a shareholder, director and president of the Company.

Pursuant to a special resolution passed on November 15, 2002, the Company's shareholders approved the consolidation of the Company's share capital on a one-new-for-four-old (1:4) basis, an increase in its post-consolidated authorized share capital from 25,000,000 common shares without par value to 100,000,000 common shares without par value, and a change of its name from HAWKEYE Gold International Inc. to HAWKEYE Gold & Diamond Inc. Effective May 29, 2003, the provisions of this special resolution took effect by the TSX Venture Exchange approving the same and calling the Company for trading under its new name HAWKEYE Gold & Diamond Inc. and trading symbol HKO. Accordingly, all share capital, stock options, convertible securities and related share prices in Schedule "B" have been stated on a post-consolidation basis to give effect to the 1:4 share consolidation.

3. DURING THE QUARTER AND YEAR UNDER REVIEW

(a) Summary of securities issued during the Issuer's fourth quarter under review ended May 31, 2003:

Security Type	Issue Date YY/MM/DD	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
Common	03/04/28	Property acquisition	$0.24	N/A	**25,000**	**$NIL**
Common	03/05/05	Property acquisition	$0.24	N/A	**6,250**	**$NIL**
Total					**31,250**	**$NIL**

(b) Summary of securities issued during the fiscal year ended May 31, 2003:

Security Type	Issue Date YY/MM/DD	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
Common	03/04/28	Property acquisition	$0.24	N/A	**25,000**	**$NIL**
Common	03/05/05	Property acquisition	$0.24	N/A	**6,250**	**$NIL**
Total					**31,250**	**$NIL**

(c) Summary of options granted during the fourth quarter under review ended May 31, 2003:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
N/A	N/A	N/A	N/A	N/A	**NIL**
Total					**NIL**

(d) Summary of options granted during the fiscal year ended May 31, 2003:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
Consultant	George Poling	$0.60	June 5, 2002	June 5, 2007	17,500
Director	Andree Plourde	$0.60	June 5, 2002	June 5, 2007	4,000
Sr. Officer	K. Vincent Campbell	$0.60	June 5, 2002	June 5, 2007	17,500
Consultant	John D. Wong	$0.60	June 5, 2002	June 5, 2007	12,500
Employee	Robert Neeld	$0.60	June 5, 2002	June 5, 2007	23,750
Director	Maureen Keremidschieff	$0.60	June 5, 2002	June 5, 2007	4,000
Director	John Fraser	$0.60	June 5, 2002	June 5, 2007	17,500
Sr. Officer	Derek Huston	$0.60	June 5, 2002	June 5, 2007	62,500
Total					**159,250**

4. **AS AT THE END OF THE QUARTER AND YEAR ENDED MAY 31, 2003**

(a) Authorised capital: 100,000,000 common shares.

(b) Issued and Outstanding: 3,493,802 common shares.

(c) Summary of options outstanding as at the end of the quarter and year ended May 31, 2003:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
November 19, 1999	November 19, 2004	$0.80	50,312	$40,250
March 2, 2001	March 2, 2006	$0.60	66,636	$39,981
May 10, 2001	May 10, 2006	$0.60	16,250	$9,750
January 18, 2002	January 18, 2007	$0.40	53,573	$21,430
June 5, 2002	June 5, 2007	$0.60	96,750	$58,050
Total			**283,521**	**$169,461**

On May 30, 2003, 62,500 incentive stock options were cancelled due to the resignation of Mr. Derek Huston from his post in Corporate Finance.

(d) Summary of warrants and other convertible securities outstanding at the end of the quarter and year ended May 31, 2003:

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Jul 18, 2003	$0.68	5,769	$3,923
Private Placement Warrants	Jul 18, 2003	$0.68	67,308	$45,769
Private Placement Warrants	Jul 19, 2003	$0.84	83,333	$70,000
Private Placement Warrants	Jul 20, 2003	$0.84	66,667	$56,000
Private Placement Warrants	Aug 17, 2003	$0.72	69,231	$49,846
Private Placement Warrants	Aug 17, 2003	$0.72	26,923	$19,385
Private Placement Warrants	Feb 4, 2004	$0.60	284,091	$170,455
Total			**603,322**	**$415,378**

During the quarter under review 34,167 private placement share purchase warrants exercisable at a price of $0.76 per share, 1,133,667 trading warrants exercisable at a price of $0.60 per share and 170,050 broker warrants exercisable at a price of $0.60 per share expired, unexercised.

During the year ended May 31, 2003, a total of 1,844,269 share purchase warrants including the share purchase warrants that expired during the Company's fourth quarter as abovementioned, expired, unexercised, at varying prices between $0.60 and $1.08 per share.

(e) Total number of shares in escrow: 23,438

5. **DIRECTORS AND OFFICERS**

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.), K. Vincent Campbell (P.Geo.).

HAWKEYE
GOLD & DIAMOND INC.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MAY 31, 2003

TSX Venture Exchange Listed - HKO
12g3-2(b):82-2435
Standard & Poor's Corporate Records
CUSIP NO : 42016R 10 4

This management discussion addresses issues that affected HAWKEYE GOLD & DIAMOND INC. (formerly HAWKEYE GOLD INTERNATIONAL INC.) (the "Company" (the "Issuer") or ("HAWKEYE")) during its fourth quarter March 1, 2003 to May 31, 2003 (the "fourth quarter") and its current fiscal year, June 1, 2002 to May 31, 2003 (the "fiscal year" or the "current year") and, when applicable, material changes that impacted the Company subsequent to its year end and to the date of this report, October 8, 2003 (the "post year-end period").

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD & DIAMOND INC. is a development stage company engaged in the exploration for and the development of natural resources in the provinces of the Ontario, Northwest Territories and Nunavut, Canada. The Company owns options to purchase varying interests in two gold prospects known as the Dixie-Bell and Dedee Rhode properties situated in the Red Lake greenstone belt located in the Red Lake mining district of northwest Ontario, a base and precious metal property known as the CEO Claims situated in the McKenzie mining district of the Northwest Territories and one diamond prospect known as the YANKEE Property located on Victoria Island, Nunavut. The Company is currently focusing its exploration activities on its precious metal properties located in the Red Lake mining district of northwestern Ontario.

The Company is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is a reporting issuer in both the provinces of British Columbia and Alberta and trades on the TSX Venture Exchange (the "TSX") under the symbol HKO.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

As discussed on page 2 of Schedule "B" attached hereto, during HAWKEYE's current fiscal year ended May 31, 2003, shareholders of the Company approved the following special resolutions at the Company's Annual General Meeting (AGM) that was held in Vancouver, B.C., Canada on November 15, 2002:

1) a special resolution to consolidate the Company's shares on the basis of up to four pre-consolidation shares for each post-consolidation share, and thereafter increase the authorized capital so that it is again 100,000,000 common shares;

2) a special resolution approving a change of name of the Company to "HAWKEYE Gold and Diamonds Corporation" or such other name as the directors may select; and

3) a special resolution authorizing the directors of the Company to abandon or postpone processing of the consolidation and name change if they determine that it is in the best interests of the Company to abandon or postpone the same.

During the Company's fourth quarter and year ended May 31, 2003, the board of directors of the Company decided to proceed with the share consolidation and name change as approved by shareholders of the Company at its AGM held on November 15, 2002. On May 28, 2003, the Company received TSX Venture Exchange approval to consolidate its shares on a one-new-for-4-old basis (1:4) and to change its name to HAWKEYE GOLD & DIAMOND INC. Effective at the opening of trading on May 29, 2003, the TSX Venture Exchange halted and de-listed the common shares of HAWKEYE GOLD INTERNATIONAL INC. and re-called the Company for trading under its new name HAWKEYE GOLD & DIAMOND INC. and changed its trading symbol from HGO to HKO and its Cusip number from 42016T 10 0 to 42016R 10 4.

The Company's capitalization was increased to 100,000,000 common shares with no par value of which 3,493,802 common shares were issued and outstanding at the end of the quarter and year ended May 31, 2003.

Accordingly, except where indicated, all share capital, stock options and convertible securities in this Schedule "C" have been stated on a post-consolidation basis to give effect to the 1:4 share consolidation.

(A) OPERATIONS

DEDEE RHODE & DIXIE BELL PROPERTIES

Red Lake Mining District

By an agreement dated April 23, 2003, HAWKEYE acquired an option to purchase a 100% interest in the Dedee Rhode and Dixie Bell claim blocks which are situated in the Dedee and Dixie Lake Area of the Red Lake greenstone belt, located approximately 26 kilometres southeast of the town of Red Lake in north-western Ontario, Canada. The Dedee Rhode and Dixie Bell Properties, which total 2,360 and 1,920 acres respectively, are also located approximately 28 kilometres south of Placer Dome's Campbell Mine and Gold Corp's prolific Red Lake Mine.

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks, which falls under a single yend-in agreement, is subject to payment of staking costs totaling $5,355, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 25,000 common shares over three years (12,500 during the first year) and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% NSR in favour of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production. The Company will be the operator in respect of work programs. Regulatory approval for the Dedee Rhode and Dixie Bell Property acquisition was obtained from the TSX on April 29, 2003 (the "Acceptance Date").

To date, HAWKEYE has paid for the staking costs by paying $5,355, made its first cash payment for $2,500 and issued the first traunch of 6,250 common shares to the vendor of the property. The Company will need to make additional payments of $5,000, issue 6,250 common shares not later than the first anniversary of the Effective Date and expend $12,000 for work programs on the property within one year next following the

Acceptance Date to keep the claims in good standing. Further payments totaling $68,000 and the issuance of 12,500 common shares will have to be made over the following three years for the Company to earn its 100% interest

During the Issuer's fourth quarter and year ended May 31, 2003, the Company incurred $5,356 in exploration expenditures for staking costs and $4,000 for acquisition costs for the Dedee Rhode and Dixie Bell Claims. In comparison, the Company incurred $nil in exploration expenditures and $nil for acquisition costs during the same period ending May 31, 2002.

The Company intends to commence a work program over Dedee Rhode and Dixie Bell claims in early 2004. The first phase of the work program should consist of rock sampling, a geochemistry and ground geophysical survey and possibly an airborne geophysical survey. Upon the Company receiving a positive recommendation from our geologists, the Issuer should be in a position to commence a second phase drill program within sixty days after completion of the first phase program to test priority targets. The Company plans to finance the work programs through private placements and or a brokered financing.

BAIRD-MADSEN PROPERTY and SWAIN LAKE Claims
Red Lake Mining District

During the year, the TSX Venture Exchange accepted for filing documentation relating to an option agreement dated April 9, 2003, between the Company and CanAlaska Ventures Ltd. ("CanAlaska") whereby the Company can acquire a 50% interest in two properties known as the Baird-Madsen Claims and the Swain Lake Claims located in the Red Lake and Birch Uchi greenstone belts of Ontario in consideration of cash payments totaling $180,000 over four years, issuing 150,000 common shares over the same four-year period, and incurring exploration expenses totaling $725,000 before the third anniversary. One-half of the consideration is applicable to each of the two properties. Both properties are subject to a 1.5% net smelter return.

During the Issuer's fourth quarter the Company issued the first 12,500 common shares toward the exercise of its option on each of the properties, for a total of 25,000 common shares.

During the Issuer's fourth quarter and year ended May 31, 2003, the Company incurred $nil in exploration expenditures and $6,000 for acquisition costs on the Baird-Madsen and Swain Lake Claims. In comparison, the Company incurred $nil in exploration expenditures and $nil for acquisition costs during the same period ending May 31, 2002.

Subsequent to year-end, this option agreement was terminated (see SUBSEQUENT EVENTS, Section 3 (C) below).

YANKEE PROPERTY

"Homerun Project" - Victoria Island Diamond Play

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General Resources Ltd. ("Major General") to earn a 33 $^1/_3$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block") by paying staking costs of $54,159, (fully paid by August 3, 2000) issuing a total of 37,500 shares (150,000 pre-consolidation), all issued by July 26, 2001, 25,000 shares (100,000 pre-consolidation) of which were issued during the year ended May 31, 2002, and incurring exploration expenses totaling $200,000 on or before August 1, 2001. Also, as part of this agreement, the Company is required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

The Company did not incur all of the exploration expenses required to maintain the entire Original Claim Block in good standing past October 14, 2001. However, it paid the staking costs and issued the required 37,500 (150,000 pre-consolidation) shares, and by virtue of the payments made and expenses incurred pursuant to the YANKEE Option Agreement, the Initial YANKEE Option was agreed by Major General to have been exercised on July 28, 2001. Between August 2001 and February 22, 2002, Major General and the Company carried on discussions which resulted in the YANKEE Option Agreement being amended to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 63,824 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company owned a 33 $^{1}/_{3}$ interest in the YANKEE Claims and had an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 $^{1}/_{3}$% to 50% and to become the operator in respect of future work programs.

During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North, a company owned by Major General. Accordingly, at May 31, 2002, the YANKEE Claims were owned as to 33 $^{1}/_{3}$% by the Company and as to 66 $^{2}/_{3}$% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

During the year ended May 31, 2002, deferred exploration expenditures of $44,105 were incurred and acquisition costs of $25,000 were spent on the YANKEE Claims. Also, a refundable performance bond in the amount of $44,039 was paid to the Nunavut Mining Recorder's Office ("NMRO") in respect of claim assessment filing fees in order to keep the YANKEE Property (26 claims totaling 63,824 acres) in good standing until December 1, 2002. The Company was entitled to receive a refund from the NMRO by expending the equivalent of $2.00 per acre (less any existing credits) for work programs performed on the protected Claims in 2002. As the required expenditures were not performed on the YANKEE Claims after December 1, 2002, the performance bond was forfeited to the NMRO and the Company wrote off the balance of the performance bond outstanding at May 31, 2003.

On the anniversary date of the Claims, December 1, 2002, the bottom 2/3 of the YANKEE Property became unprotected due to insufficient work expenditures being incurred over all 26 claims of the property as discussed above. To protect these Claims for another year, the Company and Diamonds North had to post an additional bond and pay filing fees totaling approximately $39,000. During 2003, the Company and Diamonds North both decided not to post bond with the NMRO to protect the bottom 2/3 of the YANKEE Property. A total of 13 claims were allowed to lapse, reducing the total number of acres of the YANKEE Property from 63,824 acres comprising of 26 claims to 30,252 acres comprising 13 claims. Due to exploration expenditures incurred on the Property during the current year, the remaining 13 claims anniversary dates have been extended to varying dates ranging from December 1, 2003 to December 1, 2009. The new anniversary dates and reduction in the acreage size of the YANKEE Property is subject to NMRO approval of the most recent work filing with the NMRO for property assessment purposes.

By an agreement dated April 25, 2003, the Company and Diamonds North agreed to settle property interest, debt and all other outstanding issues relating to the Yankee Property by the Company agreeing to reduce its interest in the YANKEE Property from a 33 1/3% participating interest to a 10% carried interest until May 31, 2004 on any claims surviving that date. On June 1, 2004, the Company's 10% carried interest will be converted automatically into a 10% working interest and will be subject to dilution. In consideration, amongst other issues, Diamonds North agreed to release the Company of and from all indebtedness it may have had to Diamonds North relating to the YANKEE Property and both companies agreed to release each other from all obligations, errors and omissions in existence relating to all agreements of the YANKEE Property.

During the Issuer's fourth quarter ended May 31, 2003, the Company incurred gross exploration expenditures of $Nil and acquisition costs of $Nil. In comparison, during the same period for the prior year, the Company incurred $Nil in exploration costs and $Nil for acquisition costs. During the fiscal year ended May 31, 2003, the Company incurred gross exploration expenditures of $471,444 and $nil was incurred for acquisition costs. In comparison, $44,105 in deferred exploration expenditures and acquisition costs of $25,000 were spent on the YANKEE Claims during the previous year ended May 31, 2002.

Exploration Program

During the year ended May 31, 2003, the Company performed an exploration program over the YANKEE Property in June and July of 2002 that included ground geophysical surveys over five lake-based targets and a 600 metre drill program to test these targets.

Exploration Results

Drilling results were disappointing. HAWKEYE drilled a total of four holes to test the I16, I16 West, A5 South and PAR 14 geophysical anomalies, all of which are located within the northern one-third of the YANKEE claim block. Two of the three lake based targets, which are magnetic highs, were drilled before ice breakup. The third hole (A5 South) was incomplete due to deteriorating ice conditions and was terminated approximately 50 metres short of its intended target which is a magnetic low anomaly. None of the holes encountered kimberlite or diamonds.

Future

The Company and Diamonds North do not intend to complete any work programs over the YANKEE Property during 2003. A decision in early 2004 will be made by the Company and Diamonds North as to the type of work program, if any, that may be performed over the YANKEE Claims during 2004. As discussed above, if a work program is performed over the property in 2004, HAWKEYE will have to contribute to 10% of the program cost after June 1, 2004 or face dilution.

CEO CLAIMS

The CEO, CEO 1 and CEO 2 Claims, which are being explored for gold, straddle the Snare River, near Camp Lake, approximately 140 kilometers northwest of Yellowknife, Northwest Territories, Canada.

By an Agreement dated December 20, 1995 the Company acquired an option to purchase an undivided 100% interest in the Claims subject only to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) as well as minimum work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to TSX Venture Exchange approval of an engineering report recommending a further phase of exploration on the Claims. HAWKEYE must issue an additional 12,500 shares upon TSX Venture

Exchange acceptance of a future geological report recommending a further phase of exploration on the Claims to earn its 100% interest.

During the fourth quarter and year ended May 31, 2003, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs on the CEO Claims. In comparison, the Issuer incurred $Nil in exploration expenditures and $Nil for acquisition costs during the same period for 2002. As at May 31, 2003 and May 31, 2002 deferred exploration expenditures incurred on the property totaled $199,053 (excluding acquisition costs).

The Company does not intend to complete any work programs over the CEO Claims during 2003. A decision in 2004 will be made by the Company, whether to proceed or not to proceed with the recommended drill program for the property. As discussed above, our priority and focus is currently on our Dedee Rhode and Dixie Bell properties. This fact, among others, and the Company's ability to raise sufficient funds to finance the drill program will have an impact on our decision whether to proceed or not to proceed with a work program on the CEO Claims in 2004.

(B) FINANCIAL INFORMATION

As discussed above, except where indicated, all share capital, stock options and convertible securities in this Schedule "C" have been stated on a post-consolidation basis to give effect to the 1:4 share consolidation.

During the quarter and current year under review the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales. For the three-month period from March 1, 2003 to May 31, 2003 the Company posted an operating loss of $53,806 (2002 - $78,515) and a total loss of $101,035, or $0.02 per share (2002 - $78,515, or $0.03 per share). The Company's total loss exceeded its operating loss by $47,229 due to the write-down of the Baird Madsen and Swain Lake mineral claims ($6,000) and the write off of claim assessment filing fees relating to the YANKEE Property ($41,229) as discussed in section 2 (A) OPERATIONS, YANKEE PROPERTY, above. In comparison, for the three-month period from December 1, 2002 to February 28, 2003 the Company posted an operating and total loss of $52,297, or an operating and total loss of $0.00 per share compared to an operating and total loss of $73,269, or $0.01 per share for the corresponding period in 2002. As previously stated, the operating loss for the year ended May 31, 2003 totaled $313,878 compared to the total loss for the year of $361,107, or $0.10 per share, due to the write-down of the Baird Madsen and Swain Lake mineral claims ($6,000) and the write off of claim assessment filing fees relating to the YANKEE Property ($41,229). In comparison, the Company incurred an operating and operating total loss of $278,448 or $0.14 per share for the year ended May 31, 2002. The $361,107 loss for the year increased the Company's deficit from $4,962,259 at May 31, 2002 to $5,323,366 at May 31, 2003 for an operating and total loss of $0.10 per share compared to $0.14 per share at May 31, 2002.

During the period, exploration advances totaling $300,000 ($250,000 advanced to May 31, 2002) were reduced to $NIL because the Company incurred gross exploration expenditures of $471,444 on the YANKEE Claims. Prepaid expenses and deposits was also reduced during the period from $57,223 (May 31, 2002) to $4,559 (May 31, 2003) due to the write off of claim assessment filing fees totalling $41,229 relating to the YANKEE Property, the reduction of prepaid legal fees, and other minor activity.

As at May 31, 2003, there is a balance of $49,500 (May 31, 2002 - $nil) in share subscriptions advanced to the Company by a shareholder, director, and president of the Company.

During the year the Company recognized $53,500 in stock-based compensation expense in respect of options granted to consultants of the Company. The Company did not recognize any stock-based compensation expense on options granted to directors. Pro-forma loss for the period would be $10,200 greater, and loss per share would be $0.01 greater had the Company recognized stock-based compensation expense on these directors' options.

During the year, the Company granted 133,750 incentive stock options to consultants of the Company and 25,500 incentive stock options to directors of the Company, for a total of 159,250 stock options. Also, during the quarter and year ended May 31, 2003, 62,500 incentive stock options were cancelled due to the resignation of Mr. Derek Huston from his post in Corporate Finance.

During the quarter under review 34,167 private placement share purchase warrants exercisable at a price of $0.76 per share, 1,133,667 trading warrants exercisable at a price of $0.60 per share and 170,050 broker warrants exercisable at a price of $0.60 per share expired, unexercised.

During the year ended May 31, 2003, a total of 1,844,269 share purchase warrants including the share purchase warrants that expired during the Company's fourth quarter as abovementioned, expired, unexercised, at varying prices between $0.60 and $1.08 per share.

(C) EXPENDITURES

During the Company's fourth quarter general and administrative (G/A) expenditures totaled $53,806 in comparison to expenditures totaling $78,515 for the same period in 2002. These figures compare to $52,297 in administration expenses incurred during the third quarter of fiscal 2003 and $73,269 in the third quarter of the prior fiscal year. During the year ended May 31, 2003, G/A expenses totaled $313,878 compared to $278,448 for the same period in 2002. Material expenditures (greater than 20% of total expenses) incurred during the year under review consisted of wages and benefits totaling $65,640. During the comparative period of the prior year, $69,538 in wages and benefits were paid. Please refer to the Expenses category in the "Consolidated Statements of Loss and Deficit" section of our May 31, 2003 audited consolidated financial statements attached hereto for a detailed breakdown of all expenses.

(D) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

During the Issuer's fourth quarter and year ended May 31, 2003, the Company incurred acquisition costs totaling $10,000 in comparison to $25,000 during the first quarter of and in total for fiscal 2002.

The acquisition costs incurred during the Company's current year were related to the acquisition of the Dedee Rhode and Dixie Bell claims ($2,000 each) and the Baird-Madsen and Swain Lake claims ($3,000 each), for a total of $10,000. The $25,000 in acquisition costs incurred during fiscal 2002 was related to the issuance of 100,000 common shares in the capital of the Company at a deemed price of $0.25 to Diamonds North for the YANKEE Property.

During the Issuer's fourth quarter and year ended May 31, 2003, the Company wrote off a total of $6,000 in comparison to $Nil during the same periods of fiscal 2002. During the previous three month period ended February 28, 2003 and during the same period in the previous year the Company wrote off $Nil and during the previous three month period from September 1, 2002 to November 30, 2002 and for the same period for the previous year the Issuer wrote off a total of $Nil.

The write off of $6,000 during the Company's current year was related to the abandonment of the Baird-Madsen and Swain Lake claims ($3,000 each) which occurred subsequent to year end (refer to section 3. (C) SUBSEQUENT EVENTS below for further information regarding the abandonment of these claims).

(E) DEFERRED EXPLORATION EXPENDITURES

During the Company's fourth quarter ended May 31, 2003 deferred exploration and development expenditures increased by $5,356 because of staking costs relating to the acquisition of the Dedee Rhode and Dixie Bell Claims and during the year ended May 31, 2003 the Company incurred gross deferred resource property expenditures totaling $476,800. In comparison, the Company incurred a total of $nil in exploration expenditures during its fourth quarter ended May 31, 2002 and during the year ended May 31, 2002 the Company incurred a total of $44,105 in deferred resource property expenditures. Deferred property expenditures incurred by the Company during the third quarter of fiscal 2003 totalled $471,444, compared to $Nil during the same period of the prior fiscal year. Deferred exploration and development expenditures incurred by the Company totaled $Nil during the first and second quarters of fiscal 2003. In comparison, $Nil in exploration and development expenditures were incurred during the second quarter of fiscal 2002 and $44,105 during the first quarter of fiscal 2002.

The $476,800 in deferred resource property expenditures incurred during the Company's current year ended May 31, 2003 were related to ground geophysical surveys and a 615 metre drill program performed on the YANKEE Property ($471,444) and for staking costs in connection with the acquisition of the Dixie Bell and Dedee Rhode Claims ($5,356). As discussed in Section 2 (A) OPERATIONS, (B) FINANCIAL INFORMATION above, $300,000 in advances that were submitted to Diamonds North on account of the YANKEE Property 2002 work and drill program, which were allocated to deferred exploration and development expenditures on the Company's balance sheet, has been reduced to $Nil as at year end May 31, 2003. Material expenditures (greater than 20% of expenditures) incurred on the property during this period consisted of $172,465 for air transport and $118,582 for contractors in connection with the YANKEE Property 2002 work and drill program

The $44,105 in deferred resource property expenditures (discussed above) incurred during the Company's year ended May 31, 2002 were directly related to exploration expenditures on the YANKEE Property for ground geophysical surveys. Material expenditures incurred on the property during the year ended May 31, 2002 consisted of $16,025 for air transport and $8,426 for contractor fees.

Refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 - in the audited consolidated financial statements attached hereto for a detailed breakdown for all expenditures associated with the YANKEE, Baird-Madsen, Swain Lake, Dedee Rhode and Dixie Bell Properties.

(F) TRANSACTIONS WITH RELATED PARTIES

During the year ended May 31, 2003, $60,000 ($15,000 in QTR 1; $15,000 in QTR 2; $15,000 in QTR 3; $15,000 in QTR 4) was paid to a shareholder and president of the Company as remuneration. In comparison to the prior year ended May 31, 2002, $60,000 ($15,000 in QTR 1; $15,000 in QTR 2; $15,000 in QTR 3; $15,000 in QTR 4) was paid to a shareholder and president to the Company as remuneration.

During the year ended May 31, 2003 $5,810 ($3,750 in QTR 1; $150 in QTR 2; $1,630 QTR 3; $280 in QTR 4) was paid to other directors of the Company as remuneration. In the comparative period of the prior year $14,077 ($1,703 in QTR 1; $1,610 in QTR 2; $1,664 in QTR 3; $9,100 in QTR 4) was paid to other directors of the Company as remuneration.

As at May 31, 2003, there is a balance of $25,992 (May 31, 2002 – $755) due to a director included in accounts payable and accrued liabilities.

As at May 31, 2003, there is a balance of $49,500 (May 31, 2002 - $Nil) in share subscriptions advanced to the Company by a shareholder, director and president of the Company.

(G) INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending Trade and Investment conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means. During the three month period ended May 31, 2003, the Company made revisions to its website and during the current year attended the Cambridge House Gold Conference and Cordilleran Round Up trade show held in Vancouver, B.C. in late January, 2003 and attended the PDAC show held in Toronto from March 9 to 12, 2003. The Company also communicated to the investment community throughout the year by electronic means and personal presentations.

(H) TRANSACTIONS REQUIRING REGULATORY APPROVAL

On May 21, 2003, the Company announced that it had arranged for a private placement of 1,000,000 Units at a price of $0.10 per share, for gross proceeds of $100,000 (Cdn).

Each Unit will consist of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital the Company at the price of $0.12 per share until December 20, 2003 and $0.20 until June 20, 2005.

This private placement was the only outstanding transaction that required TSX approval during the Company's fourth quarter and year ended May 31, 3003.

(I) MANAGEMENT CHANGES

On May 30, 2003, by mutual agreement between Mr. Derek Huston and the Company, Mr. Huston agreed to resign his post in Corporate Finance. Mr. Huston agreed to join the Company's management team during June 2002. The Company wishes Mr. Huston all the best in his future business endeavours and thanks him for his support during his term.

Other than the abovementioned, there were no other management changes during the Issuer's fourth quarter and year ended May 31, 2003.

Below is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. K.Vincent Campbell, Ph.D., P.Geo, F.G.A.C., Mr. Campbell is V.P. Exploration for the Company and is a professional geologist with over 30 years experience in North America and overseas specializing in structural and metamorphic geology, remote sensing and exploration targeting. Mr. Campbell has had extensive experience with various types of deposits and their exploration such as: placer gold, clastic-hosted gold, turbidite-hosted vein and shear zone gold deposits, porphyry copper, skarn deposits, and epithermal gold and silver deposits. In his career Mr. Campbell has worked for and or consulted for the Geological Survey of Canada, Chevron Minerals Ltd., Diamond Fields Resources Ltd., Inco Gold Co., Noranda Exploration Co. Ltd., and Placer Dome.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries ltd** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the university of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Advisor to the Board, Dr. George W. Poling agreed to join the Company's management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

3. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to its quarter and year end May 31, 2003 and to the date of this report, October 8, 2003 (the "post year-end review period"):

(A) OPERATIONS

YANKEE Property

During the post year-end review period the Company did not incur any acquisition costs or deferred resource property expenditures on its properties.

(B) FINANCIAL INFORMATION

During the post year-end review period, 319,231 share purchase warrants of the Company, with exercise prices ranging from $0.68 per share to $0.84 per share, expired unexercised.

(C) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

As discussed in section 2 (A) above, under the terms of the option agreement between the Company and CanAlaska dated April 9, 2003, the Company was required to advance $37,500 to CanAlaska for each of the Baird-Madsen Claims and Swain Lake Claims, in respect of Year 1 expenditures, by July 15, 2003. The Company did not fulfill this requirement and, as a result, the option agreement was terminated. Accordingly, as also discussed above, all costs incurred by the Company with respect to the Baird-Madsen Claims and Swain Lake Claims have been written-off in the current year.

The Company was also required to advance $5,000 and issue 12,500 common shares of the Company to CanAlaska for each of the Baird-Madsen Claims and Swain Lake Claims by July 15, 2003 in connection with earning its 50% interest in these properties. Subsequent to July 15, 2003, the Company issued the required number of shares to CanAlaska, and intends to enter into negotiations in order to settle the outstanding $10,000.

(D) TRANSACTIONS REQUIRING REGULATORY APPROVAL

On September 12, 2003, the Company announced that it proposed to reduce the exercise price of 283,521 share purchase options currently held by insiders, employees and consultants of the Company from varying prices between $0.40 and $0.80 per share to $0.15 per share. The Company received disinterested shareholder approval for the amendment to the exercise price of outstanding options held by insiders at its last Annual General Meeting held on November 15, 2002. As at the date of this report, October 8, 2003, the Company had not received TSX Venture Exchange approval for a price reduction for these incentive stock options.

On October 2, 2003, the Company announced that it had granted incentive stock options exercisable for five years to purchase up to 209,000 shares of the Company for $0.15 each to insiders, employees and consultants of the Company. The Company received shareholder approval for its stock option plan allowing for the granting of these incentive stock options at its last Annual General Meeting held on November 15, 2002. As at the date of this report, October 8, 2003, the Company had not received TSX Venture Exchange approval for the granting of these incentive stock options.

(E) MANAGEMENT CHANGES

The Issuer did not incur any management changes during its post year-end review period.

(F) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

As discussed in section 2(H) above, on May 21, 2003, the Company announced that it had arranged for a private placement of 1,000,000 Units at a price of $0.10 per share, for gross proceeds of $100,000 (Cdn). The private placement closed on June 20, 2003 by the Company issuing 750,000 Units at a price of $0.10 per share, for gross proceeds of $75,000 (Cdn).

Each Unit consists of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital the Company at the price of $0.12 per share until December 20, 2003 and $0.20 until June 20, 2005.

The Company received TSX approval for this private placement in June 2003.

On September 4, 2003, the Company announced that it had arranged for a non-brokered private placement for 576,923 Units at a price of $0.13 per share, raising gross proceeds of $75,000. The private placement closed on October 1, 2003 by the Company issuing 662,000 Units at a price of $0.13 per share, for gross proceeds of $86,000 (Cdn).

Each unit consists of one common share in the capital of the Company and one common share purchase warrant, exercisable until October 1, 2005, which will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share.

The Company received TSX approval for this private placement on October 1, 2003.

Proceeds from these private placements were used for general working capital purposes.

(G) CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, October 8, 2003, in comparison to the quarter and year ended May 31, 2003:

Issued and Outstanding	**October 8, 2003**	**May 31, 2003**
Common Shares	4,930,802 (1)	3,493,802
Share Purchase Warrants	1,696,091 (2)	603,322
Director/Employee/Consultant Options	283,521	283,521
Fully Diluted	**6,910,414**	**4,380,645**

(1) As discussed in section 3 (F) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES above, during the post year-end review period a total of 1,412,000 common shares in the capital of the Company were issued pursuant to two private placements. In addition, 25,000 common shares were issued in connection with a property payment to CanAlaska Ventures.

(2) As discussed in section 3 (F) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES above, during the post quarter review period 1,412,000 share purchase warrants were issued in connection with the abovementioned private placement. Also, as discussed in section 3 (B) above, during the post year-end review period a total of 319,231 share purchase warrants expired, unexercised.

4. LIQUIDITY AND SOLVENCY

In the following three paragraphs, which is a discussion regarding HAWKEYE's stock prices and volumes, any reference to stock prices and volumes prior to May 31, 2003 have been stated on a pre-consolidation basis and stock prices and volumes subsequent to May 31, 2003 to the date of this report are stated on a post-consolidation basis.

During the three month period ended May 31, 2003 approximately 5,562,880 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange under the Issuer's trading symbol HKO. In comparison, a total of 2,495,500 shares were traded during the same period for the previous year. During the quarter ended May 31, 2003 your shares traded as high as $0.09 and as low as $0.03 in comparison to a high of $0.19 and a low of $0.11 during the same period for the previous year ended May 31, 2002.

During the fiscal year ended May 31, 2003, approximately 12,577,664 shares in the capital of the Company traded investors' hands compared to approximately 6,150,000 shares during the previous year ended May 31, 2002. During the current year, HAWKEYE's shares traded as high as $0.15 and as low as $0.01. In comparison, the Issuer's shares traded as high as $0.28 and as low as $0.10 during the previous year ended May 31, 2002. The Company's shares closed at a price of $0.035 on May 31, 2003 compared to $0.15 on May 31, 2002.

Subsequent to the Issuer's year-end and to the date of this report October 8, 2003, 835,319 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange in comparison to 2,657,039 shares during the same period of the previous year. During this period of 2003 the Issuer's shares traded as high as $0.20 and as low as $0.12 compared to a high of $0.15 and a low of $0.01 during the same period in 2002. The Issuer's shares closed at a price of $0.15 on the date of this report, October 8, 2003, compared to $0.03 as at the date of the previous year's report, October 1, 2002.

As discussed above, the Company has experienced a loss of $361,107 for the year ended May 31, 2003 (2002 - $278,448), and, as at May 31, 2003 has a deficit of $5,323,366 (2002 - $4,962,259) and a working capital deficiency of $203,503 in comparison to a working capital surplus of $72,167 as at May 31, 2002. The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations, working capital requirements and work programs for its mineral properties through the issuance of equity via private and public non-brokered and brokered financing opportunities.

We would like to take this opportunity to thank our valued shareholders and to let you know that we appreciated your loyalty and patience during the current year and since our last communication to you and to point out that the Company has made large strides with regards to restructuring, property acquisitions and redirecting its focus placing HAWKEYE on solid footing for future financings and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	hko@hawkeyegold.com
Web Site:	www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD & DIAMOND INC.

Greg Neeld
President & C.E.O.

DATED: **October 8, 2003**

HAWKEYE
GOLD & DIAMOND INC.

"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD & DIAMOND INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com